File No.  333-01017
                                                      CIK #896993


                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004


                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


A.   Exact Name of Trust:          Van Kampen American Capital Equity
                                   Opportunity Trust, Series 28

B.   Name of Depositor:  Van Kampen American Capital Distributors, Inc.

C.   Complete address of Depositor's principal executive offices:

                                   One Parkview Plaza
                                   Oakbrook Terrace, Illinois  60181

D.   Name and complete address of agents for service:

     Chapman and Cutler             Van Kampen American Capital
                                    Distributors, Inc.
     Attention:  Mark J. Kneedy     Attention:  Don G. Powell, Chairman
     111 West Monroe Street         One Parkview Plaza
     Chicago, Illinois  60603       Oakbrook Terrace, Illinois  60181

E. Title and amount of securities being registered: An indefinite number of Units of proportionate interest pursuant to Rule 24f-2 under the Investment Company Act of 1940

F. Proposed maximum offering price to the public of the securities being registered: Indefinite

G.   Amount of registration fee:  $500 (previously paid)

H.   Approximate date of proposed sale to the public:


         As Soon As Practicable After the Effective Date of the
                         Registration Statement

/ X / Check box if it is proposed that this filing will become effective on March 8, 1996 pursuant to Rule 487.




Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus


          Van Kampen American Capital Equity Opportunity Trust
                                Series 28

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933
               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

Form N-8B-2                                     Form S-6
Item Number                              Heading in Prospectus

                I.  Organization and General Information

 1. (a)  Name of trust                   )   Prospectus Front Cover Page

    (b)  Title of securities issued      )   Prospectus Front Cover Page

 2. Name and address of Depositor        )   Summary of Essential Financial
                                         )     Information
                                         )   Fund Administration

 3. Name and address of Trustee          )   Summary of Essential Financial
                                         )     Information
                                         )   Fund Administration

 4. Name and address of principal        )   *
      underwriter

 5. Organization of trust                )   The Fund

 6. Execution and termination of         )   The Fund
      Trust Indenture and Agreement      )   Fund Administration

 7. Changes of Name                      )   *

 8. Fiscal year                          )   *

 9. Material Litigation                  )   *

                II.  General Description of the Trust and
                         Securities of the Trust

10. General information regarding        )   The Fund
      trust's securities and             )   Taxation
      rights of security holders         )   Public Offering
                                         )   Rights of Unitholders
                                         )   Fund Administration

11. Type of securities comprising        )   Prospectus Front Cover Page
      units                              )   The Fund
                                         )   Trust Portfolios

12. Certain information regarding        )   *
      periodic payment certificates      )

13. (a)  Loan, fees, charges and expenses)    Prospectus Front Cover
                                         )     Page
                                         )   Summary of Essential Financial
                                         )     Information
                                         )   Trust Portfolios
                                         )
                                         )   Fund Operating Expenses
                                         )   Public Offering
                                         )   Rights of Unitholders

    (b)  Certain information regarding   )
           periodic payment plan         )   *
           certificates                  )

    (c)  Certain percentages             )   Prospectus Front Cover Page
                                         )   Summary of Essential Financial
                                         )    Information
                                         )
                                         )   Public Offering
                                         )   Rights of Unitholders

    (d)  Certain other fees, expenses or )   Fund Operating Expenses
           charges payable by holders    )    Rights of Unitholders

    (e)  Certain profits to be received  )    Public Offering
           by depositor, principal       )   *
           underwriter, trustee or any   )    Trust Portfolios
           affiliated persons            )

    (f)  Ratio of annual charges         )   *
           to income                     )

14. Issuance of trust's securities       )   Rights of Unitholders

15. Receipt and handling of payments     )    *
      from purchasers                    )

16. Acquisition and disposition of       )   The Fund
      underlying securities              )   Rights of Unitholders
                                         )   Fund Administration

17. Withdrawal or redemption             )   Rights of Unitholders
                                         )   Fund Administration
18. (a)  Receipt and disposition         )   Prospectus Front Cover Page
           of income                     )   Rights of Unitholders

    (b)  Reinvestment of distributions   )    *

    (c)  Reserves or special funds       )   Fund Operating Expenses
                                         )   Rights of Unitholders
    (d)  Schedule of distributions       )   *

19. Records, accounts and reports        )   Rights of Unitholders
                                         )   Fund Administration

20. Certain miscellaneous provisions     )    Fund Administration
      of Trust Agreement                 )

21. Loans to security holders            )   *

22. Limitations on liability             )   Trust Portfolios
                                         )   Fund Administration
23. Bonding arrangements                 )   *

24. Other material provisions of         )   *
    Trust Indenture Agreement            )

              III.  Organization, Personnel and Affiliated
                          Persons of Depositor

25. Organization of Depositor            )    Fund Administration

26. Fees received by Depositor           )    *

27. Business of Depositor                )    Fund Administration

28. Certain information as to            )    *
      officials and affiliated           )
      persons of Depositor               )

29. Companies owning securities          )    *
      of Depositor                       )
30. Controlling persons of Depositor     )    *

31. Compensation of Officers of          )    *
      Depositor                          )

32. Compensation of Directors            )    *

33. Compensation to Employees            )    *

34. Compensation to other persons        )    *

             IV.  Distribution and Redemption of Securities

35. Distribution of trust's securities   )    Public Offering
      by states                          )

36. Suspension of sales of trust's       )    *
      securities                         )
37. Revocation of authority to           )    *
      distribute                         )

38. (a)  Method of distribution          )
                                         )
    (b)  Underwriting agreements         )    Public Offering
                                         )
    (c)  Selling agreements              )

39. (a)  Organization of principal       )    *
           underwriter                   )

    (b)  N.A.S.D. membership by          )    *
           principal underwriter         )

40. Certain fees received by             )    *
      principal underwriter              )

41. (a)  Business of principal           )    Fund Administration
           underwriter                   )

    (b)  Branch offices or principal     )    *
           underwriter                   )

    (c)  Salesmen or principal           )    *
           underwriter                   )

42. Ownership of securities of           )    *
      the trust                          )

43. Certain brokerage commissions        )    *
      received by principal underwriter  )

44. (a)  Method of valuation             )    Prospectus Front Cover Page
                                         )    Summary of Essential Financial
                                         )      Information
                                         )    Fund Operating Expenses
                                         )    Public Offering
    (b)  Schedule as to offering         )    *
           price                         )

    (c)  Variation in offering price     )    *
           to certain persons            )

46. (a)  Redemption valuation            )    Rights of Unitholders
                                         )    Fund Administration
    (b)  Schedule as to redemption       )    *
           price                         )

47. Purchase and sale of interests       )    Public Offering
      in underlying securities           )    Fund Administration

           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of       )    Fund Administration
      Trustee                            )

49. Fees and expenses of Trustee         )    Summary of Essential Financial
                                         )      Information
                                         )    Fund Operating Expenses

50. Trustee's lien                       )    Fund Operating Expenses

     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's      )    Cover Page
      securities                         )    Fund Operating Expenses

52. (a)  Provisions of trust agreement   )
           with respect to replacement   )    Fund Administration
           or elimination portfolio      )
           securities                    )

    (b)  Transactions involving          )
           elimination of underlying     )    *
           securities                    )

    (c)  Policy regarding substitution   )
           or elimination of underlying  )    Fund Administration
           securities                    )

    (d)  Fundamental policy not          )    *
           otherwise covered             )

53. Tax Status of trust                  )    Taxation

               VII.  Financial and Statistical Information

54. Trust's securities during            )    *
      last ten years                     )

55.                                      )
56. Certain information regarding        )    *
57.   periodic payment certificates      )
58.                                      )

59. Financial statements (Instructions   )    Report of Independent
Certified
      1(c) to Form S-6)                  )      Public Accountants
                                         )    Statements of Condition

______________________________________________
* Inapplicable, omitted, answer negative or not required
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

Preliminary Prospectus Dated March 8, 1996
Subject to Completion


March 8, 1996


VAN KAMPEN AMERICAN CAPITAL

Van Kampen American Capital Equity Opportunity Trust, Series 28

Strategic Ten Trust

United States Portfolio, Series 7
United Kingdom Portfolio, Series 7
Hong Kong Portfolio, Series 7

Strategic Five Trust

United States Portfolio, Series 1

The Fund. Van Kampen American Capital Equity Opportunity Trust, Series 28 (the "Fund" ) is comprised of four underlying separate unit investment trusts designated as Strategic Ten Trust United States Portfolio, Series 7 (the "Strategic Ten United States Trust" ), Strategic Ten Trust United Kingdom Portfolio, Series 7 (the " Strategic Ten United Kingdom Trust" ), Strategic Ten Trust Hong Kong Portfolio, Series 7 (the "Strategic Ten Hong Kong Trust") and Strategic Five Trust United States Portfolio, Series 1 (the "Strategic Five United States Trust" ). The various trusts are collectively referred to herein as the "Trusts" and are individually referred to herein as a "Trust". The Strategic Ten United States Trust, Strategic Ten United Kingdom Trust and Strategic Ten Hong Kong Trust are collectively referred herein to as the "Strategic Ten Trusts", while the Strategic Five United States Trust is referred to herein as the "Strategic Five Trust". The Strategic Ten United States Trust and the Strategic Five United States Trust are referred to herein as the "United States Trusts." The United Kingdom and Hong Kong Trusts are sometimes collectively referred to herein as the "Foreign Trusts" . The
Trusts offer investors the opportunity to purchase Units representing proportionate interests in a fixed, diversified portfolio of actively traded equity securities, including common stocks of foreign issuers. The Strategic Ten United States Trust consists of common stocks of the ten companies in the Dow Jones Industrial Average* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Ten United Kingdom Trust consists of common stocks of the ten companies in the Financial Times Industrial Ordinary Share Index* (the "FT Index" ) having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Ten Hong Kong Trust consists of common stocks of the ten companies in the Hang Seng Index* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Five United States Trust consists of common stocks of the five companies with the 2nd through 6th lowest per share stock price of the ten companies in the Dow Jones Industrial Average* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The publishers of these indexes have not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trusts and have not approved any information herein relating thereto. Unless terminated earlier, the Trusts will terminate on April 11, 1997 and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose to reinvest their proceeds into the next Strategic Ten Series or the next Strategic Five Series, if available, at a reduced sales charge, to receive a cash distribution, or, in the case of a United States Trust, to receive a pro rata distribution of the securities then included in such a Trust (if they own the requisite number of Units).

Unless otherwise indicated, all amounts herein are stated in U.S. dollars. In the case of the United Kingdom and Hong Kong Trusts, these amounts are computed on the basis of the exchange rate for British pounds sterling or Hong Kong dollars, as applicable, on the Initial Date of Deposit.

* The publishers of these indexes have not granted to the Fund or the Sponsor a license to use these indexes and are not affiliated with the Sponsor.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Objective of the Fund. The objective of each Strategic Ten Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of actively traded equity securities having the highest dividend yield in their respective stock exchange index as of the close of business three days prior to the Initial Date of Deposit. The objective of the Strategic Five Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of five actively traded equity securities having the 2nd through 6th lowest per share price of the ten companies in the Dow Jones Industrial Average* having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. See "Portfolios" . Each
Trust seeks to achieve better performance than the relevant index for such Trust. There is, of course, no guarantee that the objective of the Fund will be achieved.


Public Offering Price.The Public Offering Price of the Units of a Trust during the initial offering period and for secondary market transactions after the initial offering period includes the aggregate underlying value of the Securities in such Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is equal to the difference between the maximum total sales charge (2.9% and 2.7% of the Public Offering Price of the Strategic Ten and Strategic Five Trusts, respectively) and the maximum deferred sales charge ($0.19 per Unit). The monthly deferred sales charge ($0.019 per Unit) will begin accruing on a daily basis on May 8, 1996 and will continue to accrue through March 7, 1997. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing June 8, 1996 and will be charged on the 8th day of each month thereafter through March 8, 1997. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be subject to reduction as set forth in "Public Offering--General" . In the case of the Foreign Trusts, the
Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period and on the bid side value for secondary market transactions and includes the commissions and stamp taxes associated with acquiring the Securities during the initial offering period and the liquidation costs associated with selling Securities to meet redemptions or upon Trust termination. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 2,500 Units of a Trust. If Units were available for purchase at the opening of business on the Initial Date of Deposit (except for the United Kingdom Trust as of 11:30 a.m. New York time on the Initial Date of Deposit), the Public Offering Price per Unit for each Trust would have been that amount set forth under "Summary of Essential Financial Information" . Except as provided in "Public Offering--Unit Distribution" , the minimum purchase is 100 Units. See "
Public Offering" .


Additional Deposits. The Sponsor may, from time to time for approximately two months after the Initial Date of Deposit, deposit additional Securities in the Trusts as provided under "The Fund" .


Dividend and Capital Gains Distributions. Distributions of dividends and realized capital gains, if any, received by a Trust will be paid in cash on the applicable Distribution Date to Unitholders of record of such Trust on the record date as set forth in the "Summary of Essential Financial
Information" . The estimated distribution for each Trust will be $.15, $.19, $.23 and $.13 per Unit for the Strategic Ten United States Trust, Strategic Ten United Kingdom Trust, Strategic Ten Hong Kong Trust and Strategic Five United States Trust, respectively, and will be made on September 25, 1996 to Unitholders of record on September 10, 1996. Gross dividends received by a Trust will be distributed to Unitholders. Expenses of a Trust will be paid with proceeds from the sale of Securities. For the consequences of such sales, see "Taxation" and "Risk Factors." Additionally, upon surrender of Units for redemption or termination of a Trust, the Trustee will distribute to each Unitholder his pro rata share of such Trust's assets, less expenses, in the manner set forth under "Rights of Unitholders-- Distributions of Income and Capital" .

Secondary Market For Units. Although not obligated to do so, the Sponsor currently intends to maintain a market for Units of the Trusts through September 7, 1996 and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in the applicable Trust (generally determined by the closing sale prices of the Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trust. If a secondary market is not maintained, a Unitholder may redeem Units at prices based upon the aggregate underlying value of the Equity Securities in the applicable Trust plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust. See "Rights of Unitholders--Redemption of Units" . Units sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.


A Unitholder in a United States Trust tendering 1,000 or more Units for redemption may request a distribution of shares of Securities (reduced by customary transfer and registration charges) in lieu of payment in cash. See "Rights of Unitholders--Redemption of Units" .

Termination. The Fund will terminate approximately thirteen months after the Initial Date of Deposit regardless of market conditions at that time. Commencing on the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Trusts. The Sponsor will determine the manner, timing and execution of the sale of the Securities. Written notice of any termination of the Trusts shall be given by the Trustee to each Unitholder at his address appearing on the registration books of the Trusts maintained by the Trustee. At least 30 days prior to the Mandatory Termination Date the Trustee will provide written notice thereof to all Unitholders and in the case of a United States Trust will include with such notice a form to enable Unitholders of such Trust to elect a distribution of shares of the Securities (reduced by customary transfer and registration charges) if such Unitholder owns at least 1,000 Units of a United States Trust, rather than to receive payment in cash for such Unitholder's pro rata share of the amounts realized upon the disposition of such Securities. Unitholders will receive cash in lieu of any fractional shares. To be effective, the election form, and any other documentation required by the Trustee, must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. Unitholders of each of the Trusts may elect to become Rollover Unitholders as described in "Special Redemption and Rollover in New Fund" below.
Rollover Unitholders will not receive the final liquidation distribution but will receive units of a new Series of the Strategic Ten Trust or Strategic Five Trust, if one is being offered. Unitholders not electing the Rollover Option or a distribution of shares of Securities (in the case of a United States Trust) will receive a cash distribution from the sale of the remaining Securities within a reasonable time after the Trusts are terminated. See " Fund Administration--Amendment or Termination" .

Reinvestment Option. Unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase units of any other Van Kampen American Capital trust in the initial offering period accepting rollover investments subject to a reduced sales charge to the extent stated in the related prospectus (which may be deferred in certain cases).

Unitholders will initially have their distributions reinvested into additional Units of the applicable Trust subject only to the remaining deferred sales charge payments as set forth below, if Units are available at the time of reinvestment, or, upon request, either reinvested into an open-end management investment company as described herein or distributed in cash. See "Rights of Unitholders--Reinvestment Option" .


Special Redemption and Rollover in New Fund. Unitholders will have the option of specifying by the Rollover Notification Date stated in "Summary of Essential Financial Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Special Redemption Date. (Unitholders so electing are referred to herein as "Rollover Unitholders" .) The Distribution
Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of the Strategic Ten Trust or Strategic Five Trust (the "1997 Fund" ), if one is offered, at a reduced sales charge (anticipated to be 1.9% of the Public Offering Price of the 1997 Fund). The Sponsor may, however, stop offering units of the 1997 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Rollover Unitholders in the 1997 Fund will be distributed shortly after the Special Redemption Date. However, the Sponsor anticipates that sufficient Units will be available, although moneys in this Fund may not be fully invested on the next business day. The portfolios of the 1997 Fund are expected to contain the ten common stocks in each of the Dow Jones Industrial Average, FT Index, and Hang Seng Index having the highest dividend yield as of the close of business three days prior to the initial date of deposit of the 1997 Fund, and the five companies with the 2nd through 6th lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business three days prior to the initial date of deposit of the 1997 Fund. Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the 1997 Fund.


Risk Factors. An investment in the Fund should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market and currency fluctuations, the lack of adequate financial information concerning an issuer and exchange control restrictions impacting foreign issuers. An investment in the Strategic Five Trust may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio because the portfolio contains only five stocks. Accordingly, Units of the Strategic Five Trust may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. For certain risk considerations related to the Trusts, see "Risk Factors" . Units of the Fund are not deposits or obligations of, and are not guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.


VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 28
Summary of Essential Financial Information
At the close of the relevant stock market on March 7, 1996
(for the United States Trusts) or March 8, 1996 (for the Foreign Trusts)

   Sponsor:     Van Kampen American Capital Distributors, Inc.
Supervisor:     Van Kampen American Capital Investment Advisory Corp.
                (An affiliate of the Sponsor)
 Evaluator:     American Portfolio Evaluation Services
                (A division of an affiliate of the Sponsor)
   Trustee:     The Bank of New York
                                                                           Strategic         Strategic   Strategic     Strategic
                                                                           Ten               Ten         Ten           Five
                                                                           United            United      Hong          United
                                                                           States            Kingdom     Kong          States
GENERAL INFORMATION                                                        Trust             Trust       Trust         Trust
Number of Units...........................................................       1,000,000       200,000       300,000       300,000
Fractional Undivided Interest in the Trust per Unit.......................     1/1,000,000     1/200,000     1/300,000     1/300,000
Public Offering Price: ...................................................
 Aggregate Value of Securities in Portfolio <F1>.......................... $     9,937,481 $   1,949,612 $   2,998,889 $   2,982,077
 Aggregate Value of Securities per Unit................................... $          9.94 $        9.75 $       10.00 $        9.94
 Maximum Sales Charge <F2>................................................ $           .29 $         .29 $         .29 $         .27
Less Deferred Sales Charge per Unit....................................... $           .19 $         .19 $         .19 $         .19
 Public Offering Price per Unit <F2><F3>.................................. $         10.04 $        9.85 $       10.10 $       10.02
Maximum Redemption Price per Unit <F4>.................................... $          9.75 $        9.55 $        9.76 $        9.75
Initial Secondary Market Repurchase Price per Unit <F4>................... $          9.75 $        9.56 $        9.81 $        9.75
Excess of Public Offering Price per Unit over Redemption Price per Unit... $           .29 $         .29 $         .29 $         .27
Estimated Annual Dividends per Unit <F5>.................................. $        .31293 $      .47686 $      .44953 $      .29709
Estimated Annual Organizational Expenses per Unit <F6>.................... $        .00772 $      .03931 $      .02442 $      .02545
Supervisor's Annual Supervisory Fee ......................................                      Maximum of $.0025 per Unit
Evaluator's Annual Evaluation Fee.........................................                      Maximum of $.0025 per Unit
Rollover Notification Date ...............................................                                  March 11, 1997
Special Redemption Date...................................................                                  April 11, 1997
Mandatory Termination Date ...............................................                                  April 11, 1997
Minimum Termination Value.................................................   Each Trust may be terminated if the net asset
                                                                             value of such Trust is less than $500,000
                                                                             unless the net asset value of such Trust's
                                                                             deposits has exceeded $15,000,000, then the
                                                                             Trust Agreement may be terminated if the net
                                                                             asset value of the Trust is less than $3,000,000.

Trustee's Annual Fee <F7>.......................$.008 per Unit
Income and Capital Account Record Dates ........September 10, 1996 and April 11, 1997
Income and Capital Account Distribution Dates...September 25, 1996 and April 21, 1997
                                                Close of the relevant stock market
                                                (generally 4:00 P.M. New York time for a
                                                United States Trust, 11:30 A.M. New York
                                                time for the United Kingdom Trust and 3:30
Evaluation Time.................................A.M. New York time for the Hong Kong Trust)

<F1>Each Equity Security is valued at the closing sale price. The aggregate value of Securities in each of the Foreign Trusts represents the U.S. dollar value based on the offering side value of the currency exchange rates for the related currency, at the relevant Evaluation Time on the date of this "
Summary of Essential Financial Information" and includes the commissions and stamp taxes associated with acquiring such Securities.

<F2>The Maximum Sales Charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is applicable to all Units and represents an amount equal to the difference between the Maximum Sales Charge for a Trust (2.9% and 2.7% of the Public Offering Price for the Strategic Ten and Strategic Five Trusts, respectively) and the amount of the maximum deferred sales charge ($0.19 per Unit). Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. Units purchased subsequent to the initial deferred sales charge payment will be subject only to that portion of the deferred sales charge payments not yet collected. These deferred sales charge payments will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge will be 2.9% and 2.7% of the Public Offering Price (2.987% and 2.775% of the aggregate value of the Securities for the Strategic Ten and Strategic Five Trusts, respectively). See the "Fee Table" below and "Public
Offering Price--Offering Price" .

<F3>On the Initial Date of Deposit there will be no cash in the Income or Capital
Accounts. Anyone ordering Units after such date will have included in the Public Offering Price a pro rata share of any cash in such Accounts. In the case of the Foreign Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars and includes the commissions and stamp taxes associated with acquiring such Securities.

<F4>The Maximum Redemption Price per Units and the Initial Secondary Market
Repurchase Price per Unit are reduced by the unpaid portion of the deferred sales charge. In the case of the Foreign Trusts, the Redemption Price per Unit is based on the aggregate value of the Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars and includes each Trust's estimated costs of liquidating Securities to meet redemptions (approximately $0.01 and $0.046 per Unit for the United Kingdom Trust and Hong Kong Trust, respectively).

<F5>Estimated annual dividends are based on the most recently paid dividends or, in the case of the Foreign Trusts, on the most recent interim and final dividends paid. Estimated Annual Dividends per Unit are based on the number of Units, the fractional undivided interest in the Securities per Unit and the aggregate value of the Securities per Unit as of the Initial Date of Deposit. Investors should note that the actual annual dividends received per Unit will vary from the estimated amount due to changes in the factors described in the preceding sentence and actual dividends declared and paid by the issuers of the Securities.

<F6>Each Trust (and therefore Unitholders of the respective Trust) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Total organizational expenses will be amortized over the life of the Trusts. See "Fund Operating Expenses" and "Statements of Condition" . Historically, the sponsors of unit investment trusts have paid all of the costs of establishing such trusts. Estimated Annual Organizational Expenses per Unit have been estimated based on a projected trust size of $60,000,000, $7,000,000, $9,000,000 and $10,000,000 for the Strategic Ten United States, Strategic Ten United Kingdom, Strategic
Ten Hong Kong and Strategic Five United States Trusts. To the extent a Trust is larger or smaller, the actual organizational expenses paid by such Trust
(and therefore by its Unitholders) will vary from the estimated amount set forth above.

<F7>In connection with the Foreign Trusts the Trustee will receive additional annual compensation, payable at the end of the initial offering and in monthly installments thereafter, of $.30 per $1,000 and $1.10 per $1,000 of market value of Equity Securities held in a sub-custodian account at month end, for the Strategic Ten United Kingdom Trust and Strategic Ten Hong Kong Trust, respectively.


FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering Price--Offering Price" and "Fund Operating Expenses" .
Although each   Trust has a term of approximately thirteen  months, and is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees. The examples below assume that the principal amount of and distributions on an investment are rolled over each year into a new Series subject only to the anticipated reduced sales charge applicable to Rollover Unitholders. See "Right of Unitholders--Special Redemption and Rollover in New Fund." Investors should note that while these examples are based on the public offering price and the estimated fees for the current Trust series, the actual public offering price and fees for any new Series created in the future periods indicated could vary from those of the current Trust series.


Strategic Ten United States Trust

Unitholder Transaction Expenses (as of the Initial Date of Deposit)                           Amount Per
(as a percentage of offering price)                                                           100 Units
 Initial Sales Charge Imposed on Purchase....................................   1.00%<F1>    $         10.00
 Deferred Sales Charge.......................................................   1.90%<F2>              19.00
                                                                                2.90%        $         29.00
 Sales Charge Imposed on Reinvested Dividends................................   1.90%<F3>    $         19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee...............................................................   0.080%       $          0.80
 Portfolio Supervision and Evaluation Fees...................................   0.050%                  0.50
 Organizational Costs........................................................   0.077%                  0.77
 Other Operating Expenses....................................................   0.035%                  0.35
Total                                                                           0.242%       $          2.42

Example

                                                                                         Cumulative Expenses Paid for Period of:
                                                                                        1 Year      3 Years     5 Years    10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period..........................   $    31     $    73       N/A        N/A

Strategic Ten United Kingdom Trust

Unitholder Transaction Expenses (as of the Initial Date of Deposit)                           Amount Per
(as a percentage of offering price)                                                           100 Units
 Initial Sales Charge Imposed on Purchase....................................   1.00%<F1>    $         10.00
 Deferred Sales Charge.......................................................   1.90%<F2>              19.00
                                                                                2.90%        $         29.00
 Sales Charge Imposed on Reinvested Dividends................................   1.90%<F3>    $         19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee...............................................................   0.082%       $          0.80
 Portfolio Supervision and Evaluation Fees...................................   0.051%                  0.50
 Organizational Costs........................................................   0.403%                  3.93
 Other Operating Expenses....................................................   0.403%                  0.64
Total                                                                           0.602%       $          5.87

Example

                                                                                         Cumulative Expenses Paid for Period of:
                                                                                        1 Year      3 Years     5 Years    10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period..........................   $    35     $    85       N/A        N/A

Strategic Ten Hong Kong Trust

Unitholder Transaction Expenses (as of the Initial Date of Deposit)                           Amount Per
(as a percentage of offering price)                                                           100 Units
 Initial Sales Charge Imposed on Purchase.....................................  1.00%<F1>    $         10.00
 Deferred Sales Charge........................................................  1.90%<F2>              19.00
                                                                                2.90%        $         29.00
 Sales Charge Imposed on Reinvested Dividends.................................  1.90%<F3>    $         19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee................................................................  0.080%       $          0.80
 Portfolio Supervision and Evaluation Fees....................................  0.050%                  0.50
 Organizational Costs.........................................................  0.244%                  2.44
 Other Operating Expenses.....................................................  0.145%                  1.45
Total                                                                           0.519%       $          5.19

Example

                                                                                         Cumulative Expenses Paid for Period of:
                                                                                        1 Year      3 Years     5 Years    10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period                             $    34     $    82        N/A        N/A

Strategic Five United States Trust

Unitholder Transaction Expenses (as of the Initial Date of Deposit)                           Amount Per
(as a percentage of offering price)                                                           100 Units
 Initial Sales Charge Imposed on Purchase                                       0.80%<F1>    $          8.00
 Deferred Sales Charge                                                          1.90%<F2>              19.00
                                                                                2.70%        $         27.00
 Sales Charge Imposed on Reinvested Dividends                                   1.90%<F3>    $         19.00
Estimated Annual Fund Operating Expenses (as of the Initial Date of Deposit)
(as a percentage of net assets)
 Trustee's Fee                                                                  0.080%       $          0.80
 Portfolio Supervision and Evaluation Fees                                      0.050%                  0.50
 Organizational Costs                                                           0.257%                  2.55
 Other Operating Expenses                                                       0.035%                  0.35
Total                                                                           0.422%       $          4.20

<F1>The Initial Sales Charge is actually the difference between 2.9% and 2.7% for the Strategic Ten and Strategic
Five Trusts, respectively, and the maximum deferred sales charge ($19.00 per 100 Units) and would exceed 1.00% or
0.80%, as applicable, if the Public Offering Price exceeds $1,000 per 100 Units.

<F2>The actual fee is $1.90 per month per 100 Units, irrespective of purchase or redemption price, deducted over the
10 months commencing June 8, 1996. If a holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds.
If Unit price exceeds $10 per Unit, the deferred portion of the sales charge will be less than 1.90%; if Unit price is less than $10 per Unit, the deferred portion of the sales charge will exceed 1.90%. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected.

<F3>Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment. See
"Rights of Unitholders--Reinvestment Option" .

Example

                                                                                         Cumulative Expenses Paid for Period of:
                                                                                        1 Year      3 Years     5 Years    10 Years
An investor would pay the following expenses on a $1,000 investment, assuming a 5%
annual return and redemption at the end of each time period                             $    31     $    77        N/A       N/A


The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. Investors should note that, because the Estimated Annual Fund Operating Expenses are imposed on a per Unit basis rather than as a percentage of net asset value, the 5% annual return mandated by S.E.C. regulations applicable to mutual funds does not impact the per Unit expenses estimated for each period. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

THE FUND

Van Kampen American Capital Equity Opportunity Trust, Series 28 is comprised of the following separate underlying unit investment trusts: Strategic Ten Trust United States Portfolio, Series 7, Strategic Ten Trust United Kingdom Portfolio, Series 7, Strategic Ten Trust Hong Kong Portfolio, Series 7 and Strategic Five Trust United States Portfolio, Series 1. The Fund was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement" ), dated the date of this
Prospectus (the "Initial Date of Deposit" ), among Van Kampen American
Capital Distributors, Inc., as Sponsor, Van Kampen American Capital Investment Advisory Corp., as Supervisor, The Bank of New York, as Trustee, and American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator.

The Fund offers investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of the Dow Jones Industrial Average, the FT Index, or the Hang Seng Index. The Strategic Ten Trusts consist of common stocks of the ten companies in these indexes having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Five Trust consists of common stocks of the five companies having the 2nd through 6th lowest per share price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. These yields are historical and there is no assurance that any dividends will be declared or paid in the future on the Securities in the Trusts. See "Risk Factors"
 . As used herein the terms "Equity Securities" and "Securities" mean the securities (including contracts to purchase such securities) listed in "Portfolio" for each Trust and any additional securities deposited into each Trust as provided herein. The publishers of the Dow Jones Industrial Average, FT Index, and Hang Seng Index have not participated in any way in the creation of the Fund or in selection of the stocks included in the Trusts and have not approved any information herein relating thereto. The Fund may be an appropriate medium for investors who desire to participate in portfolios of common stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related indexes through an investment in the highest dividend yielding stocks of these indexes. An investment in approximately equal values of such stocks each year has in most instances provided a higher total return than investments in all of the stocks which are components of the respective indexes. See "Trust Portfolios" . Unless terminated earlier, the Trusts will terminate on the Mandatory Termination Date set forth under "Summary of Essential Financial Information" and any securities then held will, within a reasonable time thereafter, be liquidated or distributed by the Trustee. Any Securities liquidated at termination will be sold at the then current market value for such Securities; therefore, the amount distributable in cash to a Unitholder upon termination may be more or less than the amount such Unitholder paid for his Units. Upon liquidation, Unitholders may choose either to reinvest their proceeds into a subsequent Series of Strategic Ten Trust or Strategic Five Trust, if available, at a reduced sales charge, to receive, in the case of a United States Trust, a pro rata distribution of the Securities then included in such Trust (if they own the requisite minimum number of Units) or to receive a cash distribution.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Securities indicated under "Portfolios" herein, including delivery statements relating to contracts for the purchase of certain such Securities and an irrevocable letter of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for such Securities (and contracts) so deposited, delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trusts indicated in "Summary of Essential Financial Information" . Unless otherwise terminated as provided in the Trust Agreement, the Trusts will terminate on the Mandatory Termination Date, and Securities then held will within a reasonable time thereafter be liquidated or distributed by the Trustee.

Additional Units of a Trust may be issued at any time by depositing in such Trust additional Securities or contracts to purchase securities together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Equity Security in such Trust's portfolio that existed immediately prior to any such subsequent deposit. Any deposit by the Sponsor of additional Equity Securities will duplicate, as nearly as is practicable, this actual proportionate relationship and not the original proportionate relationship on the Initial Date of Deposit, since the actual proportionate relationship may be different than the original proportionate relationship. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit.

Each Unit of a Trust initially offered represents an undivided interest in such Trust. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

OBJECTIVES AND SECURITIES SELECTION

The objective of each Strategic Ten Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income by investing in a portfolio of common stocks of the ten companies in the Dow Jones Industrial Average, FT Index, and Hang Seng Index, respectively, having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The objective of the Strategic Five Trust is to provide an above average total return through a combination of potential capital appreciation and dividend income, consistent with the preservation of invested capital, by investing in a portfolio of five actively traded equity securities having the 2nd through 6th lowest per share price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. In seeking the Trusts' objectives, the Sponsor also considered the ability of the Equity Securities to outpace inflation. While inflation is currently relatively low, the United States has historically experienced periods of double-digit inflation. While the prices of equity securities will fluctuate, over time equity securities have outperformed the rate of inflation, and other less risky investments, such as government bonds and U.S. Treasury bills. Past performance is, however, no guarantee of future results.

The Fund will terminate approximately thirteen months from the date of this Prospectus. The companies represented in the Trusts are some of the most well-known and highly capitalized companies in the United States, the United Kingdom and Hong Kong. An investment in approximately equal values of the ten highest yielding stocks in the Dow Jones Industrial Average for a period of one year would have, in 14 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the Dow Jones Industrial Average. A similar investment in the ten highest yielding stocks in the FT Index for a period of one year would have, in 13 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the FT Index. Furthermore, a similar investment in the ten highest yielding stocks in the Hang Seng Index for a period of one year would have, in 11 of the last 18 years, yielded a higher total return than an investment in all of the stocks comprising the Hang Seng Index. An investment in approximately equal values of the five companies having the 2nd through 6th lowest per share price of the ten highest yielding stocks in the Dow Jones Industrial Average for a period of one year would have, in 15 of the last 20 years, yielded a higher total return than an investment in all of the stocks comprising the Dow Jones Industrial Average. See the table entitled "Comparison of Total
Returns" for the applicable Trust under "Trust Portfolios" . It should be noted that the foregoing yield comparisons do not take into account any expenses or sales commissions which would arise from an investment in Units of the Trusts. The Trusts seek to achieve better performances than the related indexes through similar investment strategy. Investment in a number of companies having high dividends relative to their stock prices (usually because their stock prices are undervalued) is designed to increase each Trust's potential for higher returns. There is, of course, no assurance that a Trust (which includes expenses and sales charges) will achieve its objective.


The Strategic Ten United Kingdom Trust and the Strategic Ten Hong Kong Trust may be particularly suitable for investors who seek to diversify their equity holdings with investments in foreign equity securities. Today's international market offers many opportunities. Foreign equity markets (as measured by the Morgan Stanley Capital International Europe, Asia, Far East Index) have outperformed U.S. markets (as measured by the Standard & Poor's 500 Index) in 16 of the past 25 years. International markets can experience different performances and while some markets may be experiencing rapid growth, others may be in temporary declines. These market movements may offer attractive growth potential and possible portfolio diversification for investors seeking to add to their existing equity portfolio. The Foreign Trusts seek to combine the growth potential of undervalued stocks with the strength of stocks listed on a foreign stock market index. Typically, companies listed on a major market index are widely recognized, firmly established and financially strong. Therefore, when undervalued, these stocks may provide investors with significant growth opportunities.


Investors will be subject to taxation on the dividend income received by the Trusts and on gains from the sale or liquidation of Securities. The tax consequences affecting Unitholders will vary in each of the respective Trusts (see "Taxation" ). Investors should be aware that there is not any guarantee that the objective of the Trusts will be achieved because it is subject to the continuing ability of the respective issuers to declare and pay dividends and because the market value of the Securities can be affected by a variety of factors. Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding common shares. Any distribution of income will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions. In addition, a decrease in the value of the British pound sterling or Hong Kong dollar relative to the U.S. dollar will adversely affect the value of the relevant Trust's assets and income and the value of the Units of that Trust. See "Risk Factors" .

Investors should note that the above criteria were applied to the Securities for inclusion in the Trusts as of three days prior to the Initial Date of Deposit. Subsequent to this date, the Securities may no longer be included in the Dow Jones Industrial Average, FT Index, or Hang Seng Index, may not be providing one of the ten highest dividend yields within these indexes or may not have one of the 2nd through 6th lowest per share prices within the relevant index. Should a Security no longer be included in these indexes or not be one of the ten highest in dividend yield, such Security will not as a result thereof be removed from a Trust portfolio.

Investors should be aware that the Fund is not a "managed" fund and as a result the adverse financial condition of a company will not result in its elimination from the portfolio except under extraordinary circumstances (see "Fund Administration--Portfolio Administration" ). In addition,
Securities will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. Investors should note in particular that the Securities were selected by the Sponsor three days prior to the date the Securities were purchased by the Trusts. The Trusts may continue to hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed and, if the evaluation were performed again at that time, the Securities would not be selected for the Trusts.

TRUST PORTFOLIOS

Each Strategic Ten Trust consists of the ten common stocks of the respective indices having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Five Trust consists of the five common stocks with the 2nd through 6th lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. In the case of the United States Trusts, the yield for each Equity Security was calculated by annualizing the last dividend paid and dividing the result by the market value of the Equity Security as of the close of business three days prior to the Initial Date of Deposit. In the case of Foreign Trusts, the yield for each Equity Security was calculated by adding together the most recent interim and final dividends paid and dividing the result by the market value of the Equity Security as of the close of business three days prior to the Initial Date of Deposit. An investment in each Trust involves the purchase of a quality portfolio of attractive equities with high dividend yields in one convenient purchase.

Each Trust consists (a) of the Equity Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in such Trust, (b) any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in such Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on or before the next scheduled distribution date.

Investors should note that the above criteria were applied to the Equity Securities selected for inclusion in each Trust portfolio as of the date indicated above. Since the Sponsor may deposit additional Equity Securities which were originally selected through this process, the Sponsor may continue to sell Units of a Trust even though yields on these Equity Securities may have changed subsequent to the Initial Date of Deposit or the Equity Securities may no longer be included in the respective index, and therefore the Equity Securities would no longer be chosen for deposit into a Trust if the selection process were to be made again at a later time.

The United States Trusts

The Dow Jones Industrial Average. The Dow Jones Industrial Average ("
DJIA" ) was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes to the list. The following is the list as it currently appears:

*Generally, United Kingdom and Hong Kong companies pay one interim and one final dividend per fiscal year.

 Allied Signal                             Goodyear Tire & Rubber Company
 Aluminum Company of America               International Business Machines Corporation
 American Express Company                  International Paper Company
 American Telephone & Telegraph Company    McDonald's Corporation
 Bethlehem Steel Corporation               Merck & Company, Inc.
 Boeing Company                            Minnesota Mining & Manufacturing Company
 Caterpillar, Inc.                         J.P. Morgan & Company, Inc.
 Chevron Corporation                       Philip Morris Companies, Inc.
 Coca-Cola Company                         Procter & Gamble Company
 Walt Disney Company                       Sears, Roebuck and Company
 E.I. du Pont de Nemours & Company         Texaco, Inc.
 Eastman Kodak Company                     Union Carbide Corporation
 Exxon Corporation                         United Technologies Corporation
 General Electric Company                  Westinghouse Electric Corporation
 General Motors Corporation                Woolworth Corporation


Strategic Ten United States Trust Portfolio

The Strategic Ten United States Trust consists of common stocks of those ten companies in the Dow Jones Industrial Average which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Strategic Ten United States Trust consists of common stocks of the following ten companies:

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

E.I. du Pont de Nemours & Company. E.I. du Pont de Nemours & Company is a diversified international company primarily involved in petroleum, coal and other energy sources. The company is also a large chemical manufacturer with interests in chemicals, fibers, transportation, construction, electronics, health care and agriculture. DuPont Nylon, a company division, produces nylon textiles, flooring, resins and specialties.

Exxon Corporation. Exxon Corporation explores for and produces crude oil and natural gas and manufactures petroleum products. The company explores for and mines coal and minerals, and transports/sells crude oil, natural gas and petroleum products. Operations are both domestic and international, and include a representative office in Almaty, Kazakhstan (former Soviet Union).

General Electric Company. General Electric Company has business interests in appliances, broadcasting, communications and transportation. The company manufactures home appliances, lightbulbs, satellites, jet engines, electricity distribution products, diagnostic imaging systems and diesel locomotives. General Electric also owns the National Broadcasting Company.

General Motors Corporation. General Motors manufactures and sells vehicles worldwide under the brands "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac" , "Saturn" and "GMC" trucks.

International Paper Company. International Paper Company manufactures paper, paperboard, packaging products, wood pulp, lumber, photosensitive films and chemicals. The company produces writing and office supply products, envelopes, business forms, photographic supplies and building products. International Paper sells its products worldwide.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company operates in the industrial and consumer, information, imaging and electronic and life sciences business segments. The company manufactures industrial, commercial, healthcare and consumer products, including adhesives, abrasives, laser imagers and "Scotch Brand" products which are marketed worldwide.

J.P. Morgan & Company, Inc. J. P. Morgan & Company, Inc., through subsidiaries, offers financial services to corporations, governments, financial institutions, institutional investors, professional firms, privately-held companies and individuals. The company offers loans, advises on mergers, acquisitions and privatizations, underwrites debt and equity issues and deals in government-issued securities worldwide.

Philip Morris Companies, Inc. Philip Morris Companies, Inc. operates a large international consumer goods company through its tobacco, food and beer segments. Philip Morris has five principal operating companies which include Philip Morris U.S.A., Philip Morris International, Inc., Kraft Foods, Inc., Miller Brewing Company and Philip Morris Capital Corporation. Philip Morris Capital Corporation provides financial services.

Texaco, Inc. Texaco, Inc. and its subsidiaries, explore for, produce, transport, refine and market crude oil, natural gas and petroleum products, including petrochemicals, worldwide. The company owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.

The following table sets forth a comparison of the total return of the ten highest yielding DJIA common stocks (the "DJIA Ten" ) with those of all common stocks comprising the DJIA. It should be noted that the common stocks comprising the DJIA Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Ten United States Trust.

COMPARISON OF TOTAL RETURNS
         DJIA Ten             Dow Jones Industrial Average
Year     Total Return <F1>    Total Return <F1>
1976        34.80%                     22.72%
1977         0.90                     (12.70)
1978        (0.10)                      2.69
1979        12.40                      10.52
1980        27.20                      21.41
1981         5.00                      (3.40)
1982        23.60                      25.79
1983        38.70                      25.65
1984         7.60                       1.08
1985        29.50                      32.78
1986        32.10                      26.92
1987         6.10                       6.02
1988        22.90                      15.95
1989        26.50                      31.71
1990        (7.60)                     (0.58)
1991        39.30                      23.93
1992         7.90                       7.35
1993        27.30                      16.74
1994         4.10                       4.95
1995        36.58                      36.49

The DJIA Ten for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by adding together the last dividend paid and multiplying by four (annualizing the dividend) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Trust. This data has been derived from Beating the Dow, January 1996, Volume 4, Number 8, published by The Hirsch Organization Inc. and is considered reliable. The Sponsor has not independently verified the above information.

Based on the total returns set forth in the table above, the average annual total returns for the DJIA Ten for the most recent three, five, ten and twenty years periods was 21.87%, 22.16%, 18.54% and 17.85%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty year periods was 18.70%, 17.34%, 16.35% and 14.00%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Ten United States Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA in 6 of the last 20 years and there can be no assurance that the Strategic Ten United States Trust will outperform the DJIA over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Ten United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the DJIA Ten and may not be fully invested at all times.

The chart below represents past performance of the DJIA and the DJIA Ten (but does not represent possible performance of the Strategic Ten United States Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 17.85% and 14.00% for the DJIA Ten and the DJIA, respectively. There can be no assurance that the Strategic Ten United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested
January 1, 1976
Period    DJIA Ten    DJIA
1976     $ 13,480     $ 12,272
1977       13,601       10,713
1978       13,588       11,002
1979       15,273       12,159
1980       19,427       14,762
1981       20,398       14,260
1982       25,212       17,938
1983       34,969       22,539
1984       37,627       22,783
1985       48,727       30,251
1986       64,368       38,394
1987       68,294       40,706
1988       83,934       47,198
1989      106,176       62,165
1990       98,107       61,804
1991      136,663       76,594
1992      147,459       82,224
1993      187,715       95,988
1994      195,412      100,739
1995      266,893      137,499

Strategic Five United States Trust Portfolio

The Strategic Five United States Trust consists of common stocks of those five companies which had the 2nd through 6th lowest per share stock price of the ten companies in the Dow Jones Industrial Average which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. Historically, the lowest priced stock in the Dow Jones Industrial Average has been a company experiencing difficulties. The Strategic Five United States Trust consists of common stocks of the following five companies:

Chevron Corporation. Chevron Corporation is an international oil company with activities in the United States and abroad. The company is involved in worldwide, integrated petroleum operations which consist of exploring for, developing and producing petroleum liquids and natural gas as well as transporting the products. The company is also active in the mineral and chemical industry.

General Electric Company. General Electric Company has business interests in appliances, broadcasting, communications and transportation. The company manufactures home appliances, lightbulbs, satellites, jet engines, electricity distribution products, diagnostic imaging systems and diesel locomotives. General Electric also owns the National Broadcasting Company.

General Motors Corporation. General Motors manufactures and sells vehicles worldwide under the brands "Chevrolet", "Buick", "Cadillac", "Oldsmobile", "Pontiac" , "Saturn" and "GMC" trucks.

Minnesota Mining & Manufacturing Company. Minnesota Mining & Manufacturing Company operates in the industrial and consumer, information, imaging and electronic and life sciences business segments. The company manufactures industrial, commercial, healthcare and consumer products, including adhesives, abrasives, laser imagers and "Scotch Brand" products which are marketed worldwide.

Texaco, Inc. Texaco, Inc. and its subsidiaries, explore for, produce, transport, refine and market crude oil, natural gas and petroleum products, including petrochemicals, worldwide. The company owns, leases or has interests in extensive production, manufacturing, marketing, transportation and other facilities throughout the world.

The following table sets forth a comparison of the total return of the 2nd through 6th lowest priced stocks of the ten highest yielding DJIA common stocks (the "DJIA Five" ) with those of all common stocks comprising the DJIA. It should be noted that the common stocks comprising the DJIA Five may not be the same stocks from year to year and may not be the same common stocks as those included in the Strategic Five United States Trust.

COMPARISON OF TOTAL RETURNS
         DJIA Five            Dow Jones Industrial Average
Year     Total Return <F1>    Total Return <F1>
1976         33.10%                     22.72%
1977          2.90                     (12.70)
1978          0.80                       2.69
1979         18.70                      10.52
1980         32.30                      21.41
1981          1.60                      (3.40)
1982         43.40                      25.79
1983         43.50                      25.65
1984          9.00                       1.08
1985         37.00                      32.78
1986         37.50                      26.92
1987         (2.80)                      6.02
1988         21.00                      15.95
1989         16.00                      31.71
1990         (7.90)                     (0.58)
1991         62.30                      23.93
1992         25.10                       7.35
1993         38.70                      16.74
1994          3.40                       4.95
1995         38.60                      36.49

<F1>The DJIA Five for each period were identified by ranking the dividend yield for each of the stocks in the DJIA by adding together the last dividend paid and multiplying by four (annualizing the dividend) and dividing the result by the stock's market value on the first day of trading on the New York Stock Exchange in the period. The top ten highest dividend yielding stocks were then ranked by price from highest to lowest. The absolute lowest priced stock was eliminated and the next five lowest priced stocks were selected for the comparison. Total Return for each period was calculated by taking the difference between period-end prices and prices at the end of the following period (adjusted for any stock splits and corporate spinoffs) and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Trust. This data has been derived from Beating the Dow, January 1996, Volume 4, Number 8, published by The Hirsch Organization Inc. and is considered reliable. The Sponsor has not independently verified the above information.

Based on the total returns set forth in the table above, the average annual total returns for the DJIA Five for the most recent three, five, ten and twenty years periods was 25.73%, 32.19%, 21.43% and 21.25%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the DJIA for the most recent three, five, ten and twenty year periods was 18.70%, 17.34%, 16.35% and 14.00%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Strategic Five United States Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the DJIA in 6 of the last 20 years and there can be no assurance that the Strategic Five United States Trust will outperform the DJIA over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Strategic Five United States Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the DJIA Five and may not be fully invested at all times.

The chart below represents past performance of the DJIA and the DJIA Five (but does not represent possible performance of the Strategic Five United States Trust which, as indicated above, includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or income taxes. Based on the foregoing assumptions, the average annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 21.25% and 14.00% for the DJIA Five and the DJIA, respectively. There can be no assurance that the Strategic Five United States Trust will outperform the DJIA over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested
January 1, 1976

Period    DJIA Five    DJIA
1976     $  13,310$   $   12,272
1977        13,696        10,713
1978        13,806        11,002
1979        16,387        12,159
1980        21,680        14,762
1981        22,027        14,260
1982        31,587        17,938
1983        45,327        22,539
1984        49,407        22,783
1985        67,687        30,251
1986        93,070        38,394
1987        90,464        40,706
1988       109,461        47,198
1989       126,975        62,165
1990       116,944        61,804
1991       189,800        76,594
1992       237,440        82,224
1993       329,329        95,988
1994       340,527       100,739
1995       471,970       137,499


United Kingdom Trust

The Financial Times Industrial Ordinary Share Index. The Financial Times Industrial Ordinary Share Index (the "FT Index" ) is comprised of 30 common stocks chosen by the editors of The Financial Times as representative of British industry and commerce. The FT Index began as the Financial News Industrial Ordinary Share Index in London in 1935 and became the Financial Times Industrial Ordinary Share Index in 1947. The following stocks are currently represented in the FT Index:

 ASDA Group                    Glaxo Wellcome Plc
 Allied Domecq Plc             Grand Metropolitan
 BICC Plc                      Guest Keen & Nettlefolds (GKN) Plc
 BOC Group                     Guinness
 BTR Plc                       Hanson Plc
 Blue Circle Industries Plc    Imperial Chemical Industries Plc
 Boots Co                      Lucas Industries Plc
 British Gas Plc               Marks & Spencer
 British Petroleum             National Westminster Bank
 British Telecom Plc           Peninsular & Oriental Steam Navigation Company
 British Airways               Reuters Holdings
 Cadbury Schweppes             Royal Insurance Holdings Plc
 Courtaulds Plc                SmithKline Beecham
 Forte                         Tate & Lyle
 General Electric Plc          Thorn EMI


United Kingdom Trust Portfolio

The United Kingdom Trust consists of common stocks of those ten companies in the Financial Times Industrial Ordinary Share Index which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The United Kingdom Trust consists of common stocks of the following ten companies:

Allied Domecq Plc. Allied Domecq Plc is an international food, drink and hospitality group. The company owns the "Baskin Robbins" ice cream and "Dunkin' Donuts" food chains and "Firkin" pubs chain. Through
Hiram Walker, the company also produces a wide range of brands, including " Ballantine's" scotch whiskey, "Canadian Club" Canadian whiskey,
"Kahlua" , "Tia Maria" , "Beefeater Gin" and other brands.

BICC Plc. BICC Plc manufactures cables and provides construction and engineering services. The company's construction and engineering activities are primarily located in North America and Asia-Pacific while the cable business is managed through regional operations based in Europe, North America, Australia and Asia-Pacific. BICC serves the power, communications, transport and building sectors.

BTR Plc. BTR Plc is a holding company with subsidiaries in industrial, transportation, construction, control systems, electrical and consumer related divisions. The company produces and sells building products, agricultural equipment and aircraft equipment and distributes electrical, health care, environmental control and paper and printing products.

British Gas Plc. British Gas Plc's principal activity is the purchase, transmission, distribution and supply of gas in Great Britain, supported by a broad range of services to customers and the marketing of gas appliances. The company also has significant operations exploring for and producing oil and gas in the United Kingdom and overseas.

British Telecom Plc. British Telecom Plc provides telecommunications services. The company provides local and long-distance telephone call products and services in the United Kingdom, telephone exchange lines to homes and businesses, international telephone calls to and from the United Kingdom and telecommunications equipment for customers' premises. The company has operations internationally.

Hanson Plc. Hanson Plc is an industrial management company with operations in the United Kingdom, the United States and to a lesser extent in Australia, South Africa and other regions of the world. Some of the company's business activities include the manufacture and sale of chemicals, building materials and consumer and recreational products, the mining of coal, house building and the sale and distribution of propane.

Lucas Industries Plc. Lucas Industries Plc provides advanced technology systems, components and serivces to the automotive, aerospace and other markets. The company supplies airframe and engine systems to the Airbus family of aircraft, provides state-of-the-art equipment to the United States military aircraft programs and makes car braking systems and diesel systems. Lucas sells in North America, Europe and elsewhere.

National Westminster Bank. National Westminster Bank Plc, a London-based retail bank, provides a variety of banking and financial services to both the domestic and international markets.

Peninsular & Oriental Steam Navigation Company. Peninsular & Oriental Steam Navigation Company's primary activities include container and bulk shipping, house building, property investment, construction and development and cruise, ferry and transport services. Peninsular & Oriental operates worldwide.

Royal Insurance Holdings Plc. Royal Insurance Holdings Plc is a holding company for businesses that offer all forms of insurance and provide financial services. Royal Insurance offers general life insurance and reinsurance and conducts investment and asset management services. Royal Insurance operates in the United Kingdom, the United States, Canada and elsewhere.

The following table compares the actual performance of the FT Index and the ten stocks in the FT Index having the highest dividend yield in each of the past 20 years (the "FT Ten" ), as of December 31 in each of those years. The FT Index statistics are based on a geometric, unweighted average of 30 companies, while the statistics for the FT Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the FT Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the United Kingdom Trust.

COMPARISON OF TOTAL RETURNS*
         FT Ten               Financial Times Industrial Ordinary Share Index
Year     Total Return <F1>    Total Return <F1>
1976        (18.99)%                          (13.90)%
1977         74.74                             50.33
1978          9.99                              8.57
1979          4.56                             10.46
1980         28.21                             29.14
1981         (5.56)                            (3.50)
1982          4.23                              2.81
1983         44.54                             17.25
1984          7.81                             (5.45)
1985         75.73                             51.91
1986         27.21                             21.51
1987         46.38                             37.94
1988         12.66                              7.52
1989         25.66                             21.82
1990         15.02                              9.23
1991          8.95                             22.39
1992          4.72                             (4.19)
1993         36.41                             16.07
1994          2.49                              3.39
1995         11.46                             17.34

* Source: Datastream International, Inc. and Extell Financial LTD. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

<F1>The FT Ten for each period were identified by ranking the dividend yield for each of the stocks in the FT Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the London Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the London Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period.
Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the United Kingdom Trust.

Based on the total returns set forth in the table above, the average annual total returns for the FT Ten for the most recent three, five, ten and twenty year periods was 14.86%, 12.20%, 18.35% and 18.60%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the FT Index for the most recent three, five, ten and twenty year periods was 11.04%, 10.55%, 14.75% and 13.80%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the United Kingdom Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the FT Index in 10 of the last 20 years and there can be no assurance that such Trust will outperform the FT Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the United Kingdom Trust would not necessarily realize as high a total return on an investment in the stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the FT Ten and may not be fully invested at all times.

The chart below represents past performance of the FT Index and the FT Ten (but not the United Kingdom Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 18.60% and 13.80% for the FT Ten and the FT Index, respectively. There can be no assurance that the United Kingdom Trust will outperform the FT Index over its life or over consecutive rollover periods, if available.

Value of $10,000 Invested
January 1, 1976<F1><F2>

Period    FT Ten       FT Index
1976     $     8,101   $      8,610
1977          14,156         12,943
1978          15,570         14,052
1979          16,280         15,522
1980          20,872         20,045
1981          19,713         19,344
1982          20,546         19,887
1983          29,697         23,318
1984          32,016         22,047
1985          56,262         33,491
1986          71,570         40,697
1987         104,761         56,138
1988         118,028         60,358
1989         148,316         73,530
1990         170,596         80,316
1991         185,858         98,299
1992         194,627         94,182
1993         265,498        109,315
1994         272,113        113,023
1995         303,288        132,626

<F1>The $10,000 initial investment was converted into British pounds sterling using the opening exchange rate at the beginning of each period.

<F2>The year-end total in British pounds sterling was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into British pounds sterling using the opening exchange rate at the beginning of the next period.


Hong Kong Trust

The Hang Seng Index. The Hang Seng Index, first published in 1969, consists of 33 of the 358 stocks currently listed on the Stock Exchange of Hong Kong Ltd. (the "Hong Kong Exchange" ). The Hang Seng Index, which is representative of commerce and industry, finance, properties and utilities, is comprised of the following companies.:

 Amoy Properties Ltd.                       HSBC Holdings Plc
 Bank of East Asia                          Hutchison Whampoa
 Cathay Pacific Airways                     Hysan Development Company Ltd.
 Cheung Kong                                Johnson Electric Holdings
 China Light & Power                        Miramar Hotel and Investment
 Citic Pacific                              New World Development Co. Ltd.
 Great Eagle Holdings                       Oriental Press Group
 Guangdong Investment                       Shangri-La Asia Ltd.
 Hang Lung Development Company              Shun Tak Holdings Ltd.
 Hang Seng Bank                             Sino Land Co. Ltd.
 Henderson Land Development Co. Ltd.        South China Morning Post (Holdings)
 Hong Kong Aircraft Engineering Co. Ltd.    Sun Hung Kai Properties Ltd.
 Hong Kong and China Gas                    Swire Pacific (A)
 Hong Kong Electric Holdings Ltd.           TV Broadcasts
 Hong Kong and Shanghai Hotels              Wharf Holdings
 Hong Kong Telecommunications               Wheelock & Co.
 Hopewell Holdings


Hong Kong Trust Portfolio

The Hong Kong Trust consists of common stocks of those ten companies in the Hang Seng Index which had the highest dividend yield as of the close of business three days prior to the Initial Date of Deposit. The Hong Kong Trust consists of common stocks of the following ten companies:

Amoy Properties Ltd. Amoy Properties Ltd. is a property investment company and a subsidiary of Hang Lung Development Company Ltd. The company invests in commercial, office, residential and industrial properties in Hong Kong. The company is also involved in car park management and property management.

Hang Lung Development Company. Hang Lung Development Company is an investment holding company. Its subsidiary Amoy Properties invests in commercial, office, residential and industrial properties. Another subsidiary Grand Hotel operates hotels in Hong Kong. Its associated companies operate department stores, restaurants and dry cleaners. The company mainly operates in Hong Kong, and plans to extend to Shanghai, China.

Hang Seng Bank. Hang Seng Bank offers commercial banking and related financial services. The company has 135 branches in Hong Kong, three branches in the United States, and three representative offices in China. In 1994, the company was reorganized into three divisions: Retail Banking, Corporate Banking and Treasury. Its subsidiaries also provide insurance, fund management, and stockbroking services.

Hong Kong Aircraft Engineering Co. Ltd. Hong Kong Aircraft Engineering Co. Ltd. maintains and overhauls commercial aircraft. The company performs comprehensive checks, refurbishments and reconfigurations of airframes and engines. Hong Kong Aircraft Engineering Company has contracts with several airways. The ultimate holding company is Swire Pacific LTD a company incorporated and listed in Hong Kong.

Hong Kong Electric Holdings Ltd. Hong Kong Electric Holdings Ltd. generates and supplies electricity, engineering consultancy and project management.

Hong Kong Telecommunications. Hong Kong Telecommunications provides telecommunication, computer, engineering, and other services in Hong Kong. The company also sells and rents telecommunication equipment.

Hysan Development Company Ltd. Hysan Development Company Ltd. is an investment holding company. Its subsidiaries are active in the field of property investment, property development and capital market investment. The company's revenues mainly come from commercial rental income and luxury residential property located in Hong Kong.

Oriental Press Group. Oriental Press Group is an investment holding company. The company publishes newspapers and magazines and is involved in property investment and building management. Publication titles include "Oriental Daily News" , "Oriental Sunday" , "Sun Racing Journal" , "
Jade Magazine" , "Eastweek" and "Eastern Express" .

Shun Tak Holdings Ltd. Shun Tak Holdings Ltd. is involved in shipping, property, restaurants, air transportation and hotels in the Asia-Pacific region. The company operates jet-foil services, develops residential and commercial properties in Hong Kong, Macau and Australia, has interests in three restaurants and five hotels and operates air cargo services to nine destinations in Europe and Asia.

South China Morning Post (Holdings). South China Morning Post (Holdings) publishes, prints and distributes the "South China Morning Post" , "
South China Sunday Morning Post" and Wah Kiu Yat Po. The company also has operations in book selling, magazine publishing and distribution. All of their activities are based in Hong Kong, with 90% of the company's turnover resulting from publishing and printing of newspaper.

The following table compares the actual performance of the Hang Seng Index and the ten stocks in the Hang Seng Index having the highest dividend yield (the "Hang Seng Ten" ) in each of the past 18 years, as of December 31 in each of those years. The Hang Seng Index statistics are based on a geometric, unweighted average of 33 companies, while the statistics for the Hang Seng Ten are based on an approximately equal distribution (based on market price) of each of the ten stocks. The figures have been adjusted to take into account the effect of currency exchange rate fluctuations of the U.S. dollar. It should be noted that the common stocks comprising the Hang Seng Ten may not be the same stocks from year to year and may not be the same common stocks as those included in the Hong Kong Trust.

COMPARISON OF TOTAL RETURNS*
         Hang Seng Ten        Hang Seng Index
Year     Total Return <F1>    Total Return <F1>
1978         17.92%               10.64%
1979         67.81                70.76
1980         38.03                49.08
1981         (5.87)              (12.81)
1982        (38.76)              (52.64)
1983         (3.30)              (10.44)
1984         57.36                29.12
1985         43.29                46.45
1986         62.35                58.93
1987         (1.22)              (11.57)
1988         43.24                29.90
1989          7.85                11.27
1990          6.03                 3.73
1991         51.11                48.91
1992         38.79                34.76
1993        109.72               121.59
1994        (35.63)              (30.91)
1995         16.07                26.34

* Source: Datastream International, Inc. and The Hong Kong Stock Exchange. The Sponsor has not independently verified this data but has no reason to believe that this data is incorrect in any material respect. Reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

The Hang Seng Ten for each period were identified by ranking the dividend yield for each of the stocks in the Hang Seng Index by adding together the interim and final dividends paid in the prior period and dividing the result by that stock's market value on the first trading day on the Hong Kong Stock Exchange in the then current period. Total Return for each period was calculated by taking the difference between the market value of such stocks as of the last trading day on the Hong Kong Stock Exchange in the period from the market value of such stocks as of the first trading day in that period (adjusted for any stock splits and corporate spinoffs), and adding dividends for the period. Historical total returns thus represent actual stocks and real time; the results illustrate what an investor would have obtained had the investor been invested in the related stocks in the periods indicated. Total Return does not take into consideration any sales charges, commissions, expenses or taxes that will be incurred by the Hong Kong Trust.

Based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Ten for the most recent three, five, ten and eighteen year periods was 16.14%, 26.86%, 24.05% and 18.46%, respectively. On the other hand, based on the total returns set forth in the table above, the average annual total returns for the Hang Seng Index for the most recent three, five, ten and eighteen year periods was 24.59%, 31.16%, 23.39% and 16.70%, respectively.

The returns shown above represent past performance and are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with the Hong Kong Trust. Among other factors, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. Had the portfolio been available over the periods indicated in the above table, after deductions for expenses and sales charges and not accounting for taxes, it would have underperformed the Hang Seng Index in 11 of the last 18 years and there can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over the life of such Trust or over consecutive rollover periods, if available. A Unitholder in the Hong Kong Trust would not necessarily realize as high a total return on an investment in the 10 stocks upon which the returns shown above are based. The total return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and such Trust may not be able to invest equally in the Hang Seng Ten and may not be fully invested at all times.

The chart below represents past performance of the Hang Seng Index and the Hang Seng Ten (but not the Hong Kong Trust which as indicated above includes certain expenses and commissions not included in the chart) and should not be considered indicative of future results. Further, results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect commissions, custodial fees or income taxes. The annual figures in the following table have been adjusted to take into account the effect of currency exchange rate fluctuations on the U.S. dollar as described in the footnotes below. Based on the foregoing assumptions, the compound annual returns (which represent the percentage return derived by taking the sum of the initial investment and all appreciation and dividends for the specified investment period) during the period referred to in the table were 18.46% and 16.70% for the Hang Seng Ten and the Hang Seng Index, respectively. There can be no assurance that the Hong Kong Trust will outperform the Hang Seng Index over its life or over consecutive rollover periods, if available.

         Value of $10,000
         Invested January 1,
         1978<F1><F2>
Period    Hang Seng Ten      Hang Seng Index
1978      $    11,792        $    11,064
1979           19,788             18,893
1980           27,314             28,166
1981           25,712             24,559
1982           15,745             11,632
1983           15,226             10,418
1984           23,961             13,451
1985           34,334             19,698
1986           55,743             31,306
1987           55,060             27,683
1988           78,867             35,961
1989           85,057             40,013
1990           90,182             41,507
1991          136,271             61,809
1992          189,132             83,294
1993          396,649            184,574
1994          255,313            127,519
1995          296,334            161,108

<F1>The $10,000 initial investment was converted into Hong Kong dollars using the opening exchange rate at the beginning of each period.

<F2>The year-end total in Hong Kong dollars was converted into U.S. dollars using the ending exchange rate. This amount was then converted back into Hong Kong dollars using the opening exchange rate at the beginning of the next period.


Combined Strategies

The following tables compare cumulative performances of hypothetical investments. Combined Strategy 1 illustrates both a single investment of $10,000 in each of the DJIA Ten, FT Ten and the Hang Seng Ten, and a single investment of $10,000 diversified among all three index strategies. Combined Strategy 2 illustrates both a single investment of $10,000 in each of the DJIA Five, FT Ten and the Hang Seng Ten, and a single investment of $10,000 diversified among all three index strategies. These figures do not reflect commissions or taxes, nor the performance of the Fund, which is subject to sales charges and expenses. After deductions for expenses and sales charges and not accounting for taxes, a hypothetical $10,000 investment in the FT Ten and the Hang Seng Ten (not the Trusts) over the period January 1, 1978 through December 31, 1995 would have grown to approximately $115,492 and $159,740, respectively. This represents past performance and should not be considered indicative of future results. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect future returns. Also, in the case of the Foreign Trusts there are additional risks associated with investments denominated in foreign currencies. All figures in the following tables have been adjusted by taking into account currency exchange rates for U.S. dollars as of the end of each period shown.

Combined Strategy 1

                                                Combined
         DJIA Ten    FT Ten      Hang Seng Ten  Strategy 1
         Value of    Value of    Value of       Value of
Year     Investment  Investment  Investment     Investment
         $    10,000 $    10,000 $     10,000   $    10,000
1978           9,990      10,999       11,792        10,927
1979          11,229      11,501       19,788        14,173
1980          14,283      14,745       27,314        18,781
1981          14,997      13,926       25,712        18,212
1982          18,536      14,514       15,745        16,265
1983          25,710      20,979       15,226        20,639
1984          27,664      22,617       23,961        24,747
1985          35,825      39,745       34,334        36,635
1986          47,325      50,559       55,743        51,209
1987          50,212      74,006       55,060        59,759
1988          61,710      83,378       78,867        74,652
1989          78,063     104,774       85,057        89,298
1990          72,130     120,513       90,182        94,275
1991         100,478     131,295      136,271       122,681
1992         108,415     137,490      189,132       145,012
1993         138,013     187,555      396,649       240,739
1994         143,671     192,228      255,313       197,071
1995         196,226     214,251      296,334       235,604

The total returns from the three indices are taken from the previous $10,000 investment strategies charts. Therefore, all figures are presented in U.S. dollars. For a complete computation of the information presented in this table, investors are encouraged to review the tables entitled "Value of $10,000 Invested" . This data has been obtained from a variety of sources (including Bloomberg LP, Barron's, The Wall Street Journal, Extell Financial LTD, Datastream International, Inc., and the Hong Kong Stock Exchange) and is generally considered reliable. However, reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

Combined Strategy 2

                                                Combined
         DJIA Ten    FT Ten      Hang Seng Ten  Strategy 2
         Value of    Value of    Value of       Value of
Year     Investment  Investment  Investment     Investment
         $    10,000 $    10,000 $   10,000     $    10,000
1978          10,080      10,999     11,792          10,957
1979          11,965      11,501     19,788          14,418
1980          15,830      14,745     27,314          19,296
1981          16,083      13,926     25,712          18,574
1982          23,063      14,514     15,745          17,774
1983          33,095      20,979     15,226          23,100
1984          36,074      22,617     23,961          27,550
1985          49,421      39,745     34,334          41,167
1986          67,954      50,559     55,743          58,085
1987          66,051      74,006     55,060          65,039
1988          79,922      83,378     78,867          80,722
1989          92,710     104,774     85,057          94,180
1990          85,386     120,513     90,182          98,694
1991         138,581     131,295    136,271         135,382
1992         173,365     137,490    189,132         166,662
1993         240,457     187,555    396,649         274,887
1994         248,632     192,228    255,313         232,058
1995         344,604     214,251    296,334         285,063

The total returns from the three indices are taken from the previous $10,000 investment strategies charts. Therefore, all figures are presented in U.S. dollars. For a complete computation of the information presented in this table, investors are encouraged to review the tables entitled "Value of $10,000 Invested" . This data has been obtained from a variety of sources (including Bloomberg LP, Barron's, The Wall Street Journal, Extell Financial LTD, Datastream International, Inc., and the Hong Kong Stock Exchange) and is generally considered reliable. However, reasonable assumptions were relied on where data was either unavailable or only partially available and these assumptions could have a material impact on the historical performance calculations.

RISK FACTORS

General. An investment in Units of a Trust should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by each issuer's board of directors and have a right to participate in amounts available for distribution by such issuer only after all other claims on such issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in a portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, the Trusts may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemption, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

As described under "Fund Operating Expenses," all of the expenses of the Trusts will be paid from the sale of the Securities in such Trust. It is expected that such sales will be made at the end of the initial offering period and each month thereafter through termination of the Trust. Such sales will result in capital gains or losses (both of which will generally be characterized for U.S. federal income tax purposes as short term capital gains or losses) and may be made at times and prices which adversely affect the Trust. For a discussion of the tax consequences of such sales, see "Taxation."

Unitholders will be unable to dispose of any of the Equity Securities in a Trust, as such, and will not be able to vote the Equity Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in each Trust and will vote such stocks in accordance with the instructions of the Sponsor. In the absence of any such instructions by the Sponsor, the Trustee will vote such stocks so as to insure that the stocks are voted as closely as possible in the same manner and the same general proportion as are stocks held by owners other than the Trust.

Petroleum Companies. The Trusts may include securities which are issued by companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries (" OPEC" ) and highly uncertain and potentially more volatile oil prices.
Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the Persian Gulf crisis, and continue to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 Amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts. The Trusts may also include securities which are issued by companies engaged in the exploration for and mining of various minerals, including coal, and/or the manufacture, transportation, or marketing of chemical products and plastics. The problems faced by such companies are similar to those discussed with regard to petroleum companies.

Other Equity Risks. Since the Equity Securities included in the United Kingdom Trust and the Hong Kong Trust (the "Foreign Trusts" ) consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in the United States Trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, the possibility that the financial condition of the issuers of the Equity Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Equity Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Equity Securities selected for the Foreign Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for each Trust.

Equity securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Equity Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Equity Securities in either the United Kingdom or Hong Kong Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Equity Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to either Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Foreign Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption.

Investors should be aware that it may not be possible to buy all Equity Securities at the same time because of the unavailability of any Equity Security, and restrictions applicable to the Trusts relating to the purchase of an Equity Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Equity Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Equity Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that a Trust will encounter obstacles in disposing of the Equity Securities, investors should realize that the Equity Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Equity Securities will be adversely affected if trading markets for the Equity Securities are limited or absent.

Foreign Trust Information. The information provided below details certain important factors which impact the economies of both the United Kingdom and Hong Kong. This information has been extracted from various governmental and private publications, but no representation can be made as to its accuracy; furthermore, no representation is made that any correlation exists between the economies of the United Kingdom and Hong Kong and the value of the Equity Securities held by the United Kingdom and Hong Kong Trusts, respectively.

United Kingdom. The emphasis of United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance, and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The economy of the United Kingdom is in the midst of a recovery which, by historical standards, will remain slow, reflecting economic weakness in continental Europe and tightening fiscal policy. Economic growth of 2.4% is expected for 1994 resulting from lower interest rates and a weaker British pound, made possible by the government's decision to leave the European Union's Exchange Rate
Mechanism (ERM). Economic growth will be adversely affected by the negative economic impact of increased taxes and sluggish exports to continental Europe, due to its lingering recession. Approximately 60% of British exports are sold to continental Europe. The negative economic impact of tax increases will be partially offset by a decision of the Bank of England to ease monetary policy due to low inflation rates.

The United Kingdom Base Rate has recently dropped from 6% to 5.5%, and is expected to be maintained at that level. British inflation fell from 9.5% in 1990 to a 30-year low of 1.2% in mid-1993. Inflation has since increased to approximately 2%. Unemployment, while relatively high at 10.3%, is stable and expected to gradually decline. The United Kingdom is a member of the European Union (the "EU" ), formerly known as the European Economic Community
(the "EEC" ). The EU was created through the formation of the Maastricht Treaty on European Union in late 1993. It is expected that the new Treaty will have the effect of eliminating most remaining trade barriers between the 15 member nations and make Europe one of the largest common markets in the world. The EU has the potential to become a powerful trade bloc with a population of over 350 million people and an annual gross national product of more than $4 trillion. However, the effective implementation of the Treaty provisions and the rate at which trade barriers are eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of the Equity Securities in the United Kingdom Trust impossible to predict. Volatility in oil prices could slow economic development throughout Western Europe. Moreover, it is not possible to accurately predict the effect of the current political and economic situation upon long-term inflation and balance of trade cycles and how these changes would affect the currency exchange rate between the U.S. dollar and the British pound sterling.

Hong Kong. Hong Kong, established as a British colony in the 1840's, is currently ruled by the British Government through an appointed Governor. The Hong Kong government generally follows a laissez-faire policy towards industry. There are no major import, export or foreign exchange restrictions. Regulation of business is generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the ten year period between 1982 and 1992, real gross domestic product increased at an average annual rate of approximately 6%, with real gross domestic product increasing 5.4% in 1993.

In December, 1984, Great Britain and China signed an agreement (the " Sino-British Accord" ) under which Hong Kong will revert to Chinese sovereignty effective July 1, 1997. Although China has committed by treaty to preserve for 50 years the economic and social freedoms currently enjoyed in Hong Kong, the continuation of the economic system in Hong Kong after the reversion will be dependent on the Chinese government. China has declared that all contracts negotiated by the current Hong Kong government with the private sector would be void upon the reversion to Chinese sovereignty, unless specifically approved by China. In 1991 the Chinese government obtained a " memorandum of understanding" from Britain which allows China veto power over all public work and industrial projects sponsored by the Colony which are scheduled for completion in 1997 or beyond. This veto power has allowed China to stall construction of Hong Kong's new $20 billion airport facility, resulting in substantial costs to the British, in order to win additional concessions prior to the British departure. Any increase in uncertainty as to the future economic status of Hong Kong could have a materially adverse effect on the value of the Equity Securities in the Hong Kong Trust.

China currently enjoys a most favored nation status ("MFN Status" ) with the United States. MFN status is subject to annual review by the President of the United States. On June 2, 1994, President Clinton signed an executive order renewing China's MFN status for another year. Revocation of the MFN Status would have a severe effect on China's trade. Every year since 1989, when pro-democracy demonstrators were crushed in Beijing, the United States has threatened to end China's trade privileges unless the government made significant human rights reforms. In the past, minimal human rights improvements were sufficient to maintain MFN Status. The loss of MFN Status for China would adversely affect Hong Kong in several important ways. As the main processor of China's external trade, Hong Kong's domestic economy would suffer a substantial loss of income by virtue of reduced trade between China and the United States. Additionally, Hong Kong would lose from the effects of slower growth in China resulting in lower incomes for Hong Kong's companies on the mainland.

Securities prices on the Hong Kong Exchange and, specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. The Hang Seng Index gradually climbed in subsequent months but fell by 181 points on October 13, 1989 (approximately 6.5%) following a substantial fall in the U.S. stock markets. Despite these events, the Hang Seng 1989 year-end closing price of 2,837 was ahead of its 1988 year-end level. The Hong Kong Trust is considered to be concentrated in common stocks of companies engaged in real estate asset management, development, leasing, property sale and other related activities. Investment in securities issued by these real estate companies should be made with an understanding of the many factors which may have an adverse impact on the equity securities of a particular company or industry. Generally, these include economic recession, the cyclical nature of real estate markets, competitive overbuilding, unusually adverse weather conditions, changing demographics, changes in governmental regulations (including tax laws and environmental, building, zoning and sales regulation), increases in real estate taxes or costs of material and labor, the inability to secure performance guarantees or insurance as required, the unavailability of investment capital and the inability to obtain construction financing or mortgage loans at rates acceptable to builders and purchasers of real estate. With recent Chinese economic development and reform, certain Hong Kong real estate companies and other investors began purchasing and developing real estate in southern China. By 1992, however, southern China began to experience a rise in real estate prices and construction costs, a growing supply of real estate and a tightening of credit markets. Any worsening of these conditions could affect the profitability and financial condition of Hong Kong real estate companies and could have a materially adverse effect on the value of the Hong Kong Trust.

Exchange Rate. The Foreign Trusts are comprised of Equity Securities that are principally traded in foreign currencies and as such involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of a portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports of goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty, which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to " baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. Since 1983, the Hong Kong dollar has been pegged to the U.S. dollar. In Europe a European Currency Unit ("ECU" ) has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well--particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end of month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling and the Hong Kong dollar:

FOREIGN EXCHANGE RATES
Range of Fluctuations in
Foreign Currencies
Annual Period     United Kingdom Pound Sterling/U.S. Dollar    Hong Kong/U.S. Dollar
1983                            0.616-0.707                        6.480-8.700
1984                            0.670-0.864                        7.774-8.050
1985                            0.672-0.951                        7.729-7.990
1986                            0.643-0.726                        7.768-7.819
1987                            0.530-0.680                        7.751-7.822
1988                            0.525-0.601                        7.764-7.912
1989                            0.548-0.661                        7.775-7.817
1990                            0.504-0.627                        7.740-7.817
1991                            0.499-0.624                        7.716-7.803
1992                            0.499-0.667                        7.697-7.781
1993                            0.630-0.705                        7.722-7.766
1994                            0.610-0.684                        7.723-7.750
1995                            0.610-0.653                        7.726-7.763

Source: Bloomberg L.P.


      End of Month Exchange Rates                     End of Month Exchange Rates
        for Foreign Currencies                          for Foreign Currencies (continued)

                   United     Hong                                    United Kingdom          Hong
                   Kingdom    Kong/U.S.                               Pound Sterling/         Kong/U.S.
Monthly Period     Pound      Dollar            Monthly Period        U.S. Dollar             Dollar
1992                                            1994
January               .559         7.762        January                    .664                    7.724
February              .569         7.761        February                   .673                    7.727
March                 .576         7.740        March                      .674                    7.737
April                 .563         7.757        April                      .659                    7.725
May                   .546         7.749        May                        .662                    7.726
June                  .525         7.731        June                       .648                    7.730
July                  .519         7.732        July                       .648                    7.725
August                .503         7.729        August                     .652                    7.728
September             .563         7.724        September                  .634                    7.727
October               .641         7.736        October                    .611                    7.724
November              .659         7.742        November                   .639                    7.731
December              .662         7.744        December                   .639                    7.738
1993                                            1995
January               .673         7.734        January                    .633                    7.732
February              .701         7.734        February                   .631                    7.730
March                 .660         7.731        March                      .617                    7.733
April                 .635         7.730        April                      .620                    7.742
May                   .640         7.724        May                        .630                    7.735
June                  .671         7.743        June                       .627                    7.736
July                  .674         7.761        July                       .626                    7.738
August                .670         7.755        August                     .645                    7.741
September             .668         7.734        September                  .631                    7.732
October               .676         7.733        October                    .633                    7.727
November              .673         7.725        November                   .652                    7.731
December              .677         7.723        December                   .645                    7.733
                                                1996
                                                January                    .661                    7.728
                                                February                   .653                    7.731


Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars a Trust would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of a Trust will be concluded by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

TAXATION

United States Federal Taxation

General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code" ). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in a Trust.

The Sponsor has been advised by the Trustee that U.S. Unitholders may not be able to obtain directly Treaty Payments (as described in "United Kingdom Taxation" below) to which they are entitled under the U.K./U.S. Treaty but that the U.K. Inland Revenue has approved a special procedure whereby the Trustee can claim Treaty Payments on behalf of U.S. Unitholders of the United Kingdom Trust and distribute those payments to Unitholders. To the extent the Trustee obtains Treaty Payments, U.S. Unitholders will report as gross income earned their pro rata portion of dividends received by the United Kingdom Trust as well as the amount of the associated tax credit. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign tax credits that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from each Security when such income is considered to be received by a Trust.

2. A Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Equity Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from a Trust are actually received by the Unitholder or are automatically reinvested (see "Rights of Unitholders--Reinvestment Option" ).

3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stock is received by such Unitholder from a Trust as described below). The price a Unitholder pays for his Units generally, including sales charges, is allocated among his pro rata portion of each Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by a Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits" . A Unitholder's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will generally be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date" ) is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisers regarding the recognition of gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in the next new series of the Strategic Ten Trust or Strategic Five Trust (the "1997 Fund" ) will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been recently issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act" ) raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are " conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit he is deemed thereby to have disposed of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a United States Trust. As discussed in "Rights of Unitholders--Redemption of Units," under certain circumstances a Unitholder in a United States Trust tendering Units for redemption may request an In Kind Distribution. A Unitholder in a United States Trust may also under certain circumstances request an In Kind Distribution upon the termination of such Trust. See "Rights of Unitholders--Redemption of Units" . The
Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses" ) and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unitholders--Redemption of Units" . As previously discussed, prior to the redemption of Units or the termination of such Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a United States Trust Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution with respect to each Security owned by a United States Trust will depend on whether or not a Unitholder receives cash in addition to Securities. A " Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by the Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by the Trust, such Unitholder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by the Trust.

Because each United States Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by such United States Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Rights of Unitholders--Special Redemption and Rollover in New Fund," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1997 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in
Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091(d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in the Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by the Trust will be reduced to the extent dividends paid with respect to such Security are received by the Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.


In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unitholders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade and business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unitholders should consult their own tax advisers regarding the imposition of U.S. withholding on distributions from a Trust.


It should be noted that payments to the Trusts of dividends on Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because, under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

In the opinion of Tanner Propp LLP, special counsel to the Fund for New York tax matters, each Trust is not an association taxable as a corporation and the income of the Trusts will be treated as the income of the Unitholders under the existing income tax laws of the State and City of New York.

The foregoing discussion relates only to the tax treatment of U.S. Unitholders ("U.S. Unitholders" ) with regard to federal and certain aspects of New
York State and City income taxes. Unitholders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisers in this regard. As used herein, the term "U.S. Unitholder" means an owner of a Unit in one of the Trusts that (a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unitholder in paragraph (a) but whose income from a Unit is effectively connected with such Unitholder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable.

United Kingdom Taxation

Tax Consequences of Ownership of Ordinary Shares. In the opinion of Linklaters & Paines, United Kingdom special counsel to the Sponsor, based on the terms of the United Kingdom Trust as described in the Prospectus and on certain representations made by special U.S. counsel to the Sponsor, the following summary accurately describes the U.K. tax consequences to certain U.S. Unitholders who beneficially hold Units of the United Kingdom Trust as capital assets. This summary is based upon current U.S. law, U.K. taxation law and Inland Revenue practice in the U.K., the U.S./U.K. convention relating to income and capital gains ("the Treaty" ), and the U.S./U.K. convention relating to estate and gift taxes (the "Estate Tax Treaty" ). The summary is a general guide only and is subject to any changes in U.K. or U.S. law, or the practice relating thereto and in the Treaty or Estate Tax Treaty occurring after the date of this Prospectus which may affect (including possibly on a retroactive basis) the tax consequences described herein. Accordingly, Unitholders should consult their own tax advisers as to the U.K. tax consequences applicable to their particular circumstances of ownership of the Units of the United Kingdom Trust.

Taxation of Dividends. Where a U.K. resident receives a dividend from a U.K. corporation (other than a foreign income dividend (see below)), such resident is generally entitled to a tax credit, which may be offset against such resident's U.K. taxes, or, in certain circumstances, repaid. Under the Treaty, a U.S. Unitholder, who is resident in the U.S. for the purposes of the Treaty, may, in appropriate circumstances, be entitled to a repayment of that tax credit, but any such repayment is subject to U.K. withholding tax at the rate of 15% of the sum of the dividend and the credit. The tax credit, before such withholding, is equal to one quarter of the dividend (the "Tax Credit
Amount" ). Although such a U.S. Unitholder who is resident in the U.S. for the purposes of the Treaty and who held shares directly in a corporation resident in the U.K. for the purposes of the Treaty, could generally claim a refund of a portion of the Tax Credit Amount attributable to the dividend (a "Treaty Payment" ) pursuant to the terms of the Treaty, the ability of a U.S. Unitholder of Units in the United Kingdom Trust to claim such a Treaty Payment is unclear where dividend payments are made directly to an entity such as the United Kingdom Trust. Any claim for such a Treaty Payment would have to be supported by evidence of such U.S. Unitholder's entitlement to the relevant dividend. There is no established procedure for proving such entitlement where the U.K. corporation pays the dividend to a person such as the United Kingdom Trust unless a specific procedure is negotiated in advance with the U.K. Inland Revenue. In the absence of agreeing such a special procedure, Unitholders who are U.S. Persons should note that they may not in practice be able to claim a Treaty Payment from the U.K. Inland Revenue.

Certain U.K. corporations which themselves receive income from other jurisdictions which is subject to withholding of tax at source may elect to pay some or all of their distributions as foreign income dividends. If a company the shares of which are held in the United Kingdom Trust pays a foreign income dividend, no tax credit will be attributable to such dividend. Accordingly, a U.S. Unitholder would not be entitled to any repayment of a tax credit under the Treaty.

Taxation of Capital Gains. U.S. Unitholders who are not resident nor ordinarily resident for tax purposes in the U.K. will not be liable for U.K. tax on capital gains realized on the disposal of their Units unless such Units are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or for the purposes of such branch or agency.

U.K. Inheritance Tax. An individual Unitholder who is domiciled in the U.S. for the purposes of the Estate Tax Treaty and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of Units in the United Kingdom Trust on the individual's death or on a gift or other non-arm's length transfer of such Units during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the Units are part of the business property of a permanent establishment of the individual in the U.K. or pertain to a fixed base in the U.K. used by an individual for the performance of independent personal services. Where the Units have been placed in trust by a settlor, the Units will generally not be subject to U.K. inheritance tax if the settlor, at the time of settlement, was domiciled in the U.S. for the purposes of the Estate Tax Treaty and was not a U.K. national, provided that any applicable U.S. federal gift or estate tax liability is paid. In the exceptional case where the Units are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against tax paid in the U.S. or for tax paid in the U.S. to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Stamp Tax. In connection with a transfer of Securities in the United Kingdom Trust, there is generally imposed a U.K. stamp duty or stamp duty reserve tax payable upon transfer, which tax is usually imposed on the purchaser of such Securities. Upon acquisition of the Securities in the United Kingdom Trust, the Trust paid such tax. It is anticipated that upon the sale of such Securities such tax will be paid by the purchaser thereof and not by the United Kingdom Trust.

Hong Kong Taxation

The Sponsor has been advised that the following summary accurately describes the Hong Kong tax consequences under existing law to U.S. Unitholders of Units of the Hong Kong Trust. This discussion is for general purposes only and assumes that such Unitholder is not carrying on a trade, profession or business in Hong Kong and has no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. Unitholders should consult their tax advisers as to the Hong Kong tax consequences of ownership of the Units of the Hong Kong Trust applicable to their particular circumstances.

Taxation of Dividends. Amounts in respect of dividends paid to Unitholders of the Hong Kong Trust are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. A Unitholder of the Hong Kong Trust (other than a person carrying on a trade, profession or business in Hong Kong) will not be subject to profits tax on any gain or profits made on the realization or other disposal of his units.

Hong Kong Estate Duty. Units of the Hong Kong Trust will not give rise to a liability to Hong Kong estate duty.

FUND OPERATING EXPENSES

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, Van Kampen American Capital Investment Advisory Corp., which is an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Financial Information" , for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units of each Trust outstanding on January 1 of each year except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) may exceed the actual costs of providing such supervisory services for these Trusts, but at no time will the total amount received for portfolio supervisory services rendered to Series 1 and subsequent series of Van Kampen Merritt Equity Opportunity Trust or its successors (Van Kampen American Capital Equity Opportunity Trust) and to any other unit investment trusts sponsored by the Sponsor for which the Supervisor provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Supervisor of supplying such services in such year. In addition, American Portfolio Evaluation Services, which is a division of Van Kampen American Capital Investment Advisory Corp., shall receive for regularly providing evaluation services to the Fund the annual per Unit evaluation fee set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding on January 1 of each year for which such compensation relates except during the initial offering period in which event the calculation is based on the number of Units of each Trust outstanding at the end of the month of such calculation) for regularly evaluating the Fund portfolios. The foregoing fees are payable as described under "General" below. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "Public Offering--Sponsor and Other Compensation" .

Trustee's Fee. For its services the Trustee will receive the annual per Unit fee from each Trust set forth under "Summary of Essential Financial Information" (which is based on the number of Units of each Trust outstanding at the end of the month of such calculation until May 7, 1996 at which time such calculation is based on the number of Units of each Trust outstanding on such date) and in connection with the Foreign Trusts the additional amounts set forth in footnote (7) in the "Summary of Essential Financial Information" . The Trustee's fees are payable as described under "General" below. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Fund Administration" .

Miscellaneous Expenses. Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust and amortized over the life of such Trust. The following additional charges are or may be incurred by a
Trust: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of such Trust, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of a Trust without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees and (h) expenditures incurred in contacting Unitholders upon termination of a Trust. The expenses set forth herein are payable as described under " General" below.

General. During the initial offering period of each Trust, all of the fees and expenses of such Trust will accrue on a daily basis and will be charged to such Trust, in arrears, at the end of the initial offering period. After the initial offering period, all of the fees and expenses of each Trust will accrue on a daily basis and will be charged to such Trust, in arrears, on a monthly basis on or before the twenty-fifth day of each month. The fees and expenses are payable out of the Capital Account of the related Trust. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the related Trust's portfolio. It is expected that the balance in the Capital Account of each Trust will be insufficient to provide for amounts payable by the related Trust, and that Equity Securities will be sold from such Trust to pay such amounts. These sales will result in capital gains or losses to Unitholders. See "Taxation" and "Risk Factors".

PUBLIC OFFERING


General. Units are offered at the Public Offering Price. During the initial offering period and for secondary market transactions after the initial offering period the Public Offering Price is based on the aggregate underlying value of the Securities in each Trust's portfolio, the initial sales charge described below, and cash, if any, in the Income and Capital Accounts held or owned by such Trust. The initial sales charge is equal to the difference between the maximum total sales charge for a Trust (2.9% and 2.7% of the Public Offering Price for the Strategic Ten and Strategic Five Trusts, respectively) and the maximum deferred sales charge ($0.19 per Unit). The monthly deferred sales charge ($0.019 per Unit) will begin accruing on a daily basis on May 8, 1996 and will continue to accrue through March 7, 1997. The monthly deferred sales charge will be charged to each Trust, in arrears, commencing June 8, 1996 and will be charged on the 8th day of each month thereafter through March 8, 1997. Unitholders will be assessed that portion of the deferred sales charge accrued from the time they became Unitholders of record. Units purchased subsequent to the initial deferred sales charge payment will be subject to only that portion of the deferred sales charge payments not yet collected. This deferred sales charge will be paid from funds in the Capital Account, if sufficient, or from the periodic sale of Securities. The total maximum sales charge assessed to Unitholders on a per Unit basis will be 2.90% and 2.70% of the Public Offering Price for the Strategic Ten and Strategic Five Trusts, respectively (2.987% and 2.775% of the aggregate value of the Securities in such Trusts). In the case of the Foreign Trusts, such underlying value is based on the aggregate value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time during the initial offering period and on the bid side value for secondary market transactions and in each case includes the estimated costs of acquiring or liquidating the Securities, as the case may be. The initial sales charge applicable to quantity purchases is reduced on a graduated basis to any person acquiring 2,500 or more Units as follows:


Aggregate Number of      Percentage of Sales Charge
Units Purchased          Reduction Per Unit
2,500-4,999              0.15%
5,000-9,999              0.30
10,000-24,999            0.65
25,000 or more           0.90


The sales charge reduction will primarily be the responsibility of the selling broker, dealer or agent. This reduced sales charge structure will apply on all purchases by the same person from any one dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase
Date" ) or (b) on any day subsequent to the Initial Purchase Date if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualified for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts.


Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Public Offering--Unit Distribution" ) by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

During the initial offering period, unitholders of any Van Kampen American Capital-sponsored unit investment trust may utilize their redemption or termination proceeds to purchase Units of a Strategic Ten or Strategic Five Trust subject to a reduced sales charge of 1.9% of the Public Offering Price (all of which will be deferred as provided herein).

During the initial offering period of the Trusts, unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Strategic Ten or Strategic Five Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of a Strategic Ten or Strategic Five Trust subject to a sales charge of 1.9% of the Public Offering Price (all of which will be deferred as provided herein).

Employees of Van Kampen American Capital Distributors, Inc. and its subsidiaries may purchase Units of a Trust at the current Public Offering Price less the underwriting commission or the dealer's concession in the absence of an underwriting commission. Registered representatives of selling brokers, dealers, or agents may purchase Units of a Trust at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Offering Price. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Trusts. In the case of the Foreign Trusts, the Public Offering Price per Unit is based on the aggregate value of the Securities computed on the basis of the offering side or bid side value of the relevant currency exchange rate expressed in U.S. dollars during the initial offering period or secondary market, respectively, and in each case includes the estimated costs of acquiring or liquidating the Securities.

As indicated above, the price of the Units was established by adding to the determination of the aggregate underlying value of the Securities in each Trust an amount equal to the difference between the maximum total sales charge for a Trust and the maximum deferred sales charge for a Trust and dividing the sum so obtained by the number of Units in each Trust outstanding. In addition, the Public Offering Price shall include the proportionate share of any cash held in the Income and Capital Accounts in each Trust. Such price determination as of the close of the relevant stock market on March 7, 1996 (for the United States Trusts) and March 8, 1996 (for the Foreign Trusts) was made on the basis of an evaluation of the Securities in the Trusts prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Thereafter, the Evaluator on each business day will appraise or cause to be appraised the value of the underlying Securities in the applicable Trust as of the relevant Evaluation Time and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received prior to the Evaluation Time on each such day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day for the related Trust, will be held until the next determination of price. The term "business day"
, as used herein and under "Rights of Unitholders--Redemption of Units"
, shall exclude Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange, Inc.: New Year's Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas Day. In addition, for the United Kingdom Trust, "business day" shall exclude the following U.K. holidays: Easter Monday, May Day, Spring Bank Holiday, Summer Bank Holiday, and Boxing Day, and for the Hong Kong Trust " business day" shall exclude the following Hong Kong holidays: Lunar New
Year's Day and the following day, Ching Ming Festival, Easter Monday, Queen's Birthday Holiday, Tuen Ng Festival, Summer Bank Holiday, Liberation Day, Chinese Mid-Autumn Festival and the following day, Chang Yeung Festival, Christmas Day and the following weekday. Unitholders who purchase Units subsequent to the Initial Date of Deposit will pay an initial sales charge equal to the difference between the maximum total sales charge of 2.9% of and 2.7% the Public Offering Price for the Strategic Ten and Strategic Five Trusts, respectively, and the maximum deferred sales charge ($0.19 per Unit) and will be assessed a deferred sales charge of $0.019 per Unit on each of the remaining deferred sales charge payment dates as set forth in "Public Offering--General" . The Sponsor currently does not intend to maintain a secondary market after September 7, 1996.

The aggregate underlying value of the Equity Securities during the initial offering period is determined on each business day by the Evaluator in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current ask price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above. In the case of the Foreign Trusts, the value of the Equity Securities during the initial offering period is based on the aggregate underlying value of the Securities computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time and includes the costs of acquiring the Securities.

In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities in the Trusts but rather the entire pool of Securities, taken as a whole, which are represented by the Units.

Unit Distribution. During the initial offering period, Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Upon the completion of the initial offering period, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary market Public Offering Price in the manner described above.

The Sponsor intends to qualify the Units for sale in a number of states. Brokers, dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the following table. A portion of such concessions or agency commissions represents amounts paid by the Sponsor to such brokers, dealers and others out of its own assets as additional compensation.

                                   Initial Offering Period
                             Concession or Agency Commission per Unit
Aggregate Number of
Units Purchased        Strategic Ten Trusts            Strategic Five Trust
1 - 2,499.............          2.00%                          1.80%
2,500 - 4,999.........          1.85                           1.65
5,000 - 9,999.........          1.70                           1.50
10,000 - 24,999.......          1.45                           1.30
25,000 or more........          1.35                           1.20

Any quantity discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For initial offering period transactions involving Rollover Unitholders and for all secondary market transactions, the total concession or agency commission will amount to 1.0% per Unit (or such lesser amount resulting from quantity sales discounts). Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction.

Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law.

To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of 100 Units except as stated herein. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. Brokers and dealers of a Trust, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their registered representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers, dealers, banks and/or others for certain services or activities which are primarily intended to result in sales of Units of the Fund. Such payments are made by the Sponsor out of its own assets and not out of the assets of the Fund. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold.


Sponsor and Other Compensation. The Sponsor will receive the gross sales commission equal to 2.9% and 2.7% of the Public Offering Price of the Units in the Strategic Ten and Strategic Five Trusts, respectively, less any reduced sales charge for quantity purchases as described under "General" above. Any such quantity discount provided to investors will be borne by the selling dealer or agent.


In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to each Trust on the Initial Date of Deposit as well as on subsequent deposits. See "
Portfolios" . The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities in the Fund portfolios. The Sponsor may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in the Trusts after a date of deposit, since all proceeds received from purchasers of Units.

Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

As stated under "Public Market" below, the Sponsor currently intends to maintain a secondary market for Units of the Trusts for the period indicated. In so maintaining a market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge). In addition, the Sponsor will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.


Public Market. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for the Units offered hereby through September 7, 1996 and offer continuously to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in the Trusts (computed as indicated under "Offering Price" above and "Rights of Unitholders--Redemption of Units" ). In the case of the Foreign Trusts, the aggregate underlying value of the Equity Securities is computed on the basis of the bid side value of the relevant currency exchange rate (offer side during the initial offering period) expressed in U.S. dollars. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units will be able to dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units" . A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Units sold prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale.


Tax-Sheltered Retirement Plans. Units of the Trusts are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for the individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The purchase of Units of the Trusts may be limited by the plans' provisions and does not itself establish such plans.

RIGHTS OF UNITHOLDERS

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of the Trusts will be evidenced by certificates unless a Unitholder or the Unitholder's registered broker-dealer makes a written request to the Trustee that ownership be in book entry form. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presentation and surrender of such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign such written request, and such certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate representing the Units to be transferred with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("
STAMP" ) or such other signature guarantee program in addition to, or in substitution for, STAMP as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any whole multiple thereof.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

Distributions of Income and Capital. Any dividends received by a Trust with respect to the Equity Securities therein are credited by the Trustee to the Income Account of such Trust. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account of such Trust. Proceeds from the sale of Securities made to meet redemptions of Units shall be segregated within the Capital Account of a Trust from proceeds from the sale of Securities made to satisfy the fees, expenses and charges of such Trust. In the case of the Foreign Trusts, dividends to be credited to such accounts are first converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any income received with respect to any of the Securities in a Trust on or about the Income Account Distribution Dates to Unitholders of record on the preceding Income Account Record Dates. See " Summary of Essential Financial Information" . Proceeds received on the sale of any Securities in a Trust, to the extent not used to meet redemptions of Units, pay the deferred sales charge or pay fees and expenses, will be distributed semi-annually on the Capital Account Distribution Dates to Unitholders of record on the preceding Capital Account Record Dates. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account of the appropriate Trust and not distributed until the next distribution date applicable to such Capital Account. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

The distribution to Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of each Unitholder's pro rata share of the cash in the Income Account. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

At the end of the initial offering period for each Trust and on or before the twenty-fifth day of each month thereafter, the Trustee will deduct from the Capital Account of the appropriate Trust amounts necessary to pay the fees and expenses of such Trust (as determined on the basis set forth under "Fund Operating Expenses" ). The Trustee also may withdraw from the Income and Capital Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of each Trust. Amounts so withdrawn shall not be considered a part of such Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the appropriate Trust such amounts as may be necessary to cover redemptions of Units.

It is anticipated that the deferred sales charge will be collected from the Capital Account. To the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities will be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unitholders' deferred sales charge obligations.

Reinvestment Option. Unitholders of a Trust will initially have each distribution of dividend income, capital gains and/or principal on their Units automatically reinvested in additional Units of such Trust under the " Automatic Reinvestment Option" (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). Brokers and dealers who distribute Units to Unitholders pursuant to the Automatic Reinvestment Option must do so via the Dividend Reinvestment Service through the Depository Trust Company. In order for a broker or dealer to utilize the Automatic Reinvestment Option on behalf of a Unitholder, the broker or dealer must have a PTS terminal equipped with the Elective Dividend System function
(EDS) prior to the first Record Date set forth under "Summary of Essential Financial Information" . Unitholders receiving Units of a Trust pursuant to participation in the Automatic Reinvestment Option will be subject to the remaining deferred sales charge payments due on Units (assuming for these purposes such Units had been outstanding during the primary offering period). Unitholders may also elect to receive distributions of dividend income, capital gains and/or principal on their Units in cash. To receive cash, a Unitholder may either contact his or her broker or agent or file with the Trustee a written notice of election at least five days prior to the Record Date for which the first distribution is to apply. A Unitholder's election to receive cash will apply to all Units of a Trust owned by such Unitholder and such election will remain in effect until changed by the Unitholder.

Reinvestment plan distributions may be reinvested in Units already held in inventory by the Sponsor (see "Public Offering--Public Market" ) or, until such time as additional Units cease to be issued by a Trust (see "
The Fund" ), distributions may be reinvested in such additional Units. If Units are unavailable in the secondary market, distributions which would otherwise have been reinvested shall be paid in cash to the Unitholder on the applicable Distribution Date.

Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units of a Trust as of the Evaluation Time on the related Income or Capital Account Distribution Dates. Under the reinvestment plan, a Trust will pay the Unitholder's distributions to the Trustee which in turn will purchase for such Unitholder full and fractional Units of a Trust and will send such Unitholder a statement reflecting the reinvestment.

Unitholders may also elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets froth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Taxas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date. Unitholders with an existing Guaranteed Reinvestment Option (GRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new GRO account which allows purchases of Reinvestment Fund shares at net asset value as described above. Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate the reinvestment plan at any time.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of income and the amount of other receipts (received since the preceding distribution), if any, being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Income Account: income received, deductions for applicable taxes and for fees and expenses of such Trust, for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Capital Account: the dates of disposition of any Securities and the net proceeds received therefrom, deductions for payment of applicable taxes, fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held by such Trust and the number of Units of such Trust outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit of such Trust based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Income and Capital Accounts of such Trust, separately stated, expressed as total dollar amounts.

In order to comply with federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its unit investment trust division office at 101 Barclay Street, 20th Floor, New York, New York 10286 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as described above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unitholder will be entitled to receive in cash (unless the redeeming Unitholder in a United States Trust elects an In Kind Distribution as described below) an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units and in the case of the Foreign Trusts converted into U.S. dollars as of the Evaluation Time set forth under " Summary of Essential Financial Information" . The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received after the applicable Evaluation Time the date of tender is the next business day as defined under "Public Offering--Offering Price" and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. The London Stock Exchange and the Hong Kong Exchange are open for trading on certain days which are U.S. holidays on which the Fund will not transact business. The Securities will continue to trade on those days and thus the value of the Foreign Trusts may be significantly affected on days when a Unitholder cannot sell or redeem his Units.

The Trustee is empowered to sell Securities of a Trust in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts of such Trust to meet redemptions. The Securities to be sold will be selected by the Trustee from those designated on a current list provided by the Supervisor for this purpose. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.

Unitholders in a United States Trust tendering 1,000 or more Units for redemption may request from the Trustee in lieu of a cash redemption an in kind distribution ("In Kind Distribution" ) of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation next following the tender. An In Kind Distribution on redemption of Units will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's bank or broker-dealer at Depository Trust Company. The tendering Unitholder will receive his pro rata number of whole shares of each of the Securities comprising a United States Trust portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. The Trustee may adjust the number of shares of any issue of Securities included in a Unitholder's In Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Securities on the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities according to the criteria discussed above.

To the extent that Securities are redeemed in kind or sold, the size of a Trust will be, and the diversity of such Trust may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption. Special U.S. federal income tax consequences will result if a Unitholder in a United States Trust requests an In Kind Distribution. See " Taxation" .

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the aggregate underlying value of the Equity Securities in each Trust, plus or minus cash, if any, in the Income and Capital Accounts of such Trust (net of applicable commissions and stamp taxes in the case of the Foreign Trusts). On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the values at which Units could have been redeemed by the amounts shown under " Summary of Essential Financial Information" . The Redemption Price per Unit is the pro rata share of each Unit in each Trust determined on the basis of
(i) the cash on hand in such Trust, (ii) the value of the Securities in such Trust and (iii) dividends receivable on the Equity Securities of such Trust trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Equity Securities in a Trust in the following manner: if the Equity Securities are listed on a national securities exchange, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing bid prices. If the Equity Securities of a Trust are not so listed or, if so listed and the principal market therefore is other than on the exchange, the evaluation shall generally be based on the current bid price on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current bid prices are unavailable, the evaluation is generally determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the value of the Equity Securities of such Trust on the bid side of the market or
(c) by any combination of the above. In the case of the Foreign Trusts, the value of the Equity Securities in the secondary market is based on the aggregate value of the Securities computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

Special Redemption and Rollover in New Fund. It is expected that a special redemption will be made of all Units of each Trust held by any Unitholder (a "Rollover Unitholder" ) who affirmatively notifies the Trustee in writing that he desires to rollover his Units by the Rollover Notification Date specified in the "Summary of Essential Financial Information" .

All Units of Rollover Unitholders will be redeemed on the Special Redemption Date and the underlying Securities will be distributed to the Distribution Agent on behalf of the Rollover Unitholders. On the Special Redemption Date (as set forth in "Summary of Essential Financial Information" ), the Distribution Agent will be required to sell all of the underlying Securities on behalf of Rollover Unitholders. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable on the Special Redemption Date. The Sponsor does not anticipate that the period will be longer than one day given that the Securities are usually highly liquid. However, certain of the factors discussed under "
Risk Factors" could affect the ability of the Sponsor to sell the Securities of the Foreign Trusts and thereby affect the length of the sale period somewhat. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

Pursuant to an exemptive order, each terminating Strategic Ten Trust or Strategic Five Trust (and the Distribution Agent on behalf of Rollover Unitholders) can sell Securities to a New Series if those Securities continue to meet the Strategic Ten Strategy or Strategic Five Strategy by remaining among the ten highest dividend-yielding securities in their respective index or the 2nd through 6th lowest share price of the ten highest dividend-yielding securities of the respective index. The exemption will enable each Trust to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Trustee.

The Rollover Unitholders' proceeds will be invested in the next subsequent series of the Strategic Ten Trust or Strategic Five Trust (the "1997
Fund" ), if then being offered, the portfolios of which will contain the ten highest yielding stocks in the Dow Jones Industrial Average, FT Index, and Hang Seng Index, respectively, as of the close of business three days prior to the initial date of deposit of the 1997 Fund and the stocks having the 2nd through 6th lowest share price of the ten highest yielding stocks in the Dow Jones Industrial Average as of such date. The proceeds of redemption will be used to buy 1997 Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the 1997 Fund shortly prior to the Special Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1997 Fund portfolios, and it is intended that Rollover Unitholders will be given first priority to purchase the 1997 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1997 Fund units or the aggregate number of 1997 Fund units in each trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in each trust portfolio at any time it chooses, regardless of whether all proceeds of the Special Redemption have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1997 Fund units will be distributed shortly after the Special Redemption Date.

Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1997 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold on the Special Redemption Date. In accordance with the Rollover Unitholders' offer to purchase the 1997 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1997 Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.9% of the Public Offering Price of the 1997 Fund units).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for a year, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1997 Fund and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on the Special Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Strategic Ten Trust or Strategic Five Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Special Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Taxation" . Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Special Redemption and Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1997 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Special Redemption Date would have commenced. The Sponsor may modify the terms of the 1997 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Special Redemption and Rollover in the 1997 Fund upon notice to the Unitholders prior to the Rollover Notification Date specified in the related "Summary of Essential Financial Information" .

FUND ADMINISTRATION

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the next succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

Portfolio Administration. The portfolios of the Fund are not "managed" by the Sponsor, Supervisor or the Trustee; their activities described herein are governed solely by the provisions of the Trust Agreement. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Fund, however, will not be managed. The Trust Agreement, however, provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of an Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Supervisor). Proceeds from the sale of Securities (or any securities or other property received by the Fund in exchange for Equity Securities) are credited to the Capital Account for distribution to Unitholders, pay an accrued deferred sales charge or to meet redemptions. Except as stated under "Trust Portfolios" for failed securities and as provided in this paragraph, the acquisition by a Trust of any securities other than the Securities is prohibited.

As indicated under "Rights of Unitholders--Redemption of Units" above, the Trustee may also sell Securities designated by the Supervisor, or if no such designation has been made, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Supervisor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities in a Trust. To the extent this is not practicable, the composition and diversity of the Equity Securities in such Trust may be altered. In order to obtain the best price for a Trust, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold.

Amendment or Termination. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or (2) to make such other provisions as shall not adversely affect the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided, however, that the Trust Agreement may not be amended to increase the number of Units (except as provided in the Trust Agreement). The Trust Agreement may also be amended in any respect by the Trustee and Sponsor, or any of the provisions thereof may be waived, with the consent of the holders representing 51% of the Units of a Trust then outstanding, provided that no such amendment or waiver will reduce the interest in such Trust of any Unitholder without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

A Trust may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Trust then outstanding or by the Trustee when the value of the Equity Securities owned by a Trust, as shown by any evaluation, is less than that amount set forth under Minimum Termination Value in the " Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units of such Trust not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date stated under "Summary of Essential Financial Information" .

Commencing on the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of the Fund. The Sponsor will determine the manner, timing and execution of the sales of the Equity Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Trust and in the case of a United States Trust will include with such notice a form to enable Unitholders owning 1,000 or more Units to request an In Kind Distribution rather than payment in cash upon the termination of such Trust. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the next business day thereafter if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of each of the Securities in a United States Trust to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders with less than 1,000 Units, Unitholders in a United States Trust with 1,000 or more Units not requesting an In Kind Distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Trust any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Trust his pro rata share of the balance of the Income and Capital Accounts of such Trust.

The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Strategic Ten and Strategic Five Trusts pursuant to the Rollover Option (see "Rights of Unitholders--Special Redemption and Rollover in New Fund" ). There is, however, no assurance that units of any new series of such Fund will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.

Limitations on Liabilities. The Sponsor, the Evaluator, the Supervisor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder.

The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor, Supervisor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds with roots in money management dating back to 1926. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of December 31, 1995 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,165,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Trusts. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of December 31, 1995, the Sponsor and its affiliates managed or supervised approximately $56.0 billion of investment products, of which over $24.8 billion is invested in municipal securities. The Sponsor and its affiliates managed $44.0 billion of assets, consisting of $22.2 billion for 63 open-end mutual funds (of which 47 are distributed by Van Kampen American Capital Distributors, Inc.), $11.4 billion for 38 closed-end funds and $5.6 billion for 84 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. All Van Kampen American Capital open-end funds, closed-end funds and unit investment trusts are professionally distributed by leading financial firms nationwide. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Trust portfolios.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Trust. Such records shall include the name and address of, and the number of Units of each Trust held by, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided" ).
The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

OTHER MATTERS

Legal Opinions. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Tanner Propp LLP has acted as counsel for the Trustee.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Van Kampen American Capital Equity Opportunity Trust, Series 28:

We have audited the accompanying statements of condition and the related portfolios of Van Kampen American Capital Equity Opportunity Trust, Series 28 as of March 8, 1996. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation.

We believe our audit provides a reasonable basis for our opinion. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen American Capital Equity Opportunity Trust, Series 28 as of March 8, 1996, in conformity with generally accepted accounting principles.

GRANT THORNTON LLP
Chicago, Illinois

March 8, 1996


VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST
SERIES 28
STATEMENTS OF CONDITION
As of March 8, 1996

                                                Strategic        Strategic     Strategic       Strategic
                                                Ten              Ten           Ten             Five
                                                United           United        Hong            United
INVESTMENT IN SECURITIES                        States           Kingdom       Kong            States
                                                Trust            Trust         Trust           Trust
Contracts to purchase Securities <F1>.......... $    9,937,481   $  1,949,612  $   2,998,889   $   2,982,077
Organizational costs <F2>......................         46,290         27,515         21,975          25,450
Total.......................................... $    9,983,771   $  1,977,127  $   3,020,864   $   3,007,527
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--....................................
Accrued organizational costs <F2>.............. $       46,290   $     27,515  $      21,975   $      25,450
Interest of Unitholders-- .....................
Cost to investors <F3>.........................     10,230,000      2,008,000      3,087,000       3,063,000
Less: Gross underwriting commission <F3><F4>...        292,519         58,388         88,111          80,923
Net interest to Unitholders <F3>...............      9,937,481      1,949,612      2,998,889       2,982,077
Total.......................................... $    9,983,771   $  1,977,127  $   3,020,864   $   3,007,527

<F1>The aggregate value of the Securities listed under "Portfolios" herein and their cost to each Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under " Public Offering--Offering Price" . The contracts to purchase Securities are collateralized by separate irrevocable letters of credit of $9,937,481, $1,949,612, $2,998,889 and $2,982,077 which have been deposited with the Trustee with respect to the Strategic Ten United States Trust, Strategic Ten United Kingdom Trust, Strategic Ten Hong Kong Trust and Strategic Five United States Trust.

<F2>Each Trust will bear all or a portion of its organizational costs, which will be deferred and amortized to interest to Unitholders over the life of such Trust. Organizational costs have been estimated based on a projected Trust size of $60,000,000, $7,000,000, $9,000,000 and $10,000,000 for the Strategic
Ten United States Trust, Strategic Ten United Kingdom Trust, Strategic Ten
Hong Kong Trust and Strategic Five United States Trust. To the extent a Trust is larger or smaller, the estimate will vary. Securities will be sold to pay organizational costs.

<F3>The aggregate public offering price and the aggregate initial sales charge are computed on the bases set forth under "Public Offering--Offering Price"
 and "Public Offering--Sponsor and Other Compensation" and assume all single transactions involve less than 2,500 Units. For single transactions involving 2,500 or more Units, the sales charge is reduced (see "Public Offering--General" ) resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>Gross underwriting commission includes a deferred sales charge of $0.19 per
Unit.



STRATEGIC TEN TRUST UNITED STATES PORTFOLIO, SERIES 7
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 28)
as of the Initial Date of Deposit: March 8, 1996

                                                                            Estimated
                                                                            Annual
                                                                            Dividends     Cost of
Number                                                    Market Value      per Share     Securities
of Shares    Name of Issuer <F1>                          per Share <F2>    <F2>          to Trust <F2>
 17,878      Chevron Corporation                         $         55.500   $       2.00  $     992,229.00
 12,532      E.I. du Pont de Nemours & Company                     78.875           2.08        988,461.50
 12,036      Exxon Corporation                                     82.750           3.00        995,979.00
 12,713      General Electric Company                              78.000           1.84        991,614.00
 18,768      General Motors Corporation                            52.500           1.20        985,320.00
 26,139      International Paper Company                           38.125           1.00        996,549.38
 15,202      Minnesota Mining & Manufacturing Company              65.750           1.88        999,531.50
 11,733      J.P. Morgan & Company, Inc.                           84.750           3.24        994,371.75
  9,588      Philip Morris Companies, Inc.                        104.500           4.00      1,001,946.00
 11,874      Texaco, Inc.                                          83.500           3.20        991,479.00
148,463                                                                                   $   9,937,481.13

STRATEGIC TEN TRUST UNITED KINGDOM PORTFOLIO, SERIES 7
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 28)
as of the Initial Date of Deposit: March 8, 1996
                                                                                Estimated
                                                                                Annual
                                                                                Dividends     Cost of
Number                                                          Market Value    per Share     Securities
of Shares    Name of Issuer <F1>                                per Share <F2>  <F2>          to Trust <F2>
25,124        Allied Domecq Plc                                 $       7.723   $       0.32  $     194,042.02
40,325        BICC Plc                                                  4.898           0.20        197,517.16
39,580        BTR Plc                                                   4.974           0.24        196,882.99
53,598        British Gas Plc                                           3.609           0.24        193,412.78
35,051        British Telecom Plc                                       5.581           0.29        195,622.98
67,882        Hanson Plc                                                2.864           0.19        194,380.96
66,307        Lucas Industries Plc                                      2.956           0.11        195,985.26
18,834        National Westminster Bank                                10.242           0.37        192,893.08
24,089        Peninsular & Oriental Steam Navigation Company            8.076           0.49        194,547.50
34,673        Royal Insurance Holdings Plc                              5.605           0.21        194,327.51
405,463                                                                                       $   1,949,612.24

STRATEGIC TEN TRUST HONG KONG PORTFOLIO, SERIES 7
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 28)
as of the Initial Date of Deposit: March 8, 1996

                                                                         Estimated
                                                                         Annual         Cost of
Number                                                   Market Value    Dividends per  Securities
of Shares    Name of Issuer <F1>                         per Share <F2>  Share <F2>     to Trust <F2>
  237,000    Amoy Properties Ltd.                        $       1.228   $        0.05  $     290,938.88
  156,000    Hang Lung Development Company                       1.949            0.09        303,968.14
   30,000    Hang Seng Bank                                      9.905            0.35        297,149.76
  110,400    Hong Kong Aircraft Engineering Co. Ltd.             2.754            0.12        304,031.44
   87,000    Hong Kong Electric Holdings Ltd.                    3.455            0.13        300,603.28
  151,200    Hong Kong Telecommunications                        1.988            0.08        300,510.34
   96,000    Hysan Development Company Ltd.                      3.098            0.13        297,417.16
  696,000    Oriental Press Group                                0.435            0.02        302,871.03
  396,000    Shun Tak Holdings Ltd.                              0.753            0.04        298,365.67
  432,000    South China Morning Post                            0.701            0.04        303,033.07
2,391,600                                                                               $   2,998,888.77

STRATEGIC FIVE TRUST UNITED STATES PORTFOLIO, SERIES 1
PORTFOLIO (VAN KAMPEN AMERICAN CAPITAL EQUITY OPPORTUNITY TRUST, SERIES 28)
as of the Initial Date of Deposit: March 8, 1996

                                                                           Estimated
                                                                           Annual
                                                                           Dividends     Cost of
Number                                                    Market Value     per Share     Securities
of Shares    Name of Issuer <F1>                          per Share <F2>   <F2>          to Trust <F2>
10,749       Chevron Corporation                          $       55.500   $       2.00  $     596,569.50
 7,643       General Electric Company                             78.000           1.84        596,154.00
11,283       General Motors Corporation                           52.500           1.20        592,357.50
 9,139       Minnesota Mining & Manufacturing Company             65.750           1.88        600,889.25
 7,139       Texaco, Inc.                                         83.500           3.20        596,106.50
45,953                                                                                   $   2,982,076.75

NOTES TO PORTFOLIOS

<F1>All of the Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into on March 7, 1996 and March 8, 1996 and are expected to settle on March 12, 1996 and March 15, 1996. (See "The Fund" ).

<F2>The market value of each of the Equity Securities is based on the closing sale price of each Security on the applicable exchange (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time and includes the commissions and stamp taxes associated with acquiring the Securities in the case of the Foreign Trusts) on the day prior to the Initial Date of Deposit for the United States Trusts and on the Initial Date of Deposit for the Foreign Trusts. Estimated annual dividends are based on the most recently paid dividends or, in the case of the Foreign Trusts, on the most recent interim and final dividends paid (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time). Other information regarding the Securities in the Fund, as of the Initial Date of Deposit (converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time in the case of the Foreign Trusts), is as follows:



                                                                     Aggregate
                                       Cost To        Profit (Loss)  Estimated Annual
                                       Sponsor         To Sponsor    Dividends
Strategic Ten United States Trust      $   9,937,481  $          --  $          312,927
Strategic Ten United Kingdom Trust     $   1,965,587  $    (15,975)  $           95,372
Strategic Ten Hong Kong Trust          $   2,998,563  $         326  $          134,859
Strategic Five United States Trust     $   2,982,077  $          --  $           89,127


No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

TABLE OF CONTENTS

Title                                       Page
Summary of Essential Financial
Information                                    5
The Fund                                      10
Objectives and Securities Selection           11
Trust Portfolios                              13
Risk Factors                                  29
Taxation                                      37
Fund Operating Expenses                       42
Public Offering                               44
Rights of Unitholders                         48
Fund Administration                           54
Other Matters                                 58
Report of Independent Certified Public
Accountants                                   58
Statements of Condition                       59
Portfolios                                    60
Notes to Portfolios                           62

This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

March 8, 1996

Van Kampen American Capital
Equity Opportunity Trust, Series 28

Strategic Ten Trust

United States Portfolio, Series 7
United Kingdom Portfolio, Series 7
Hong Kong Portfolio, Series 7

Strategic Five Trust
United States Portfolio, Series 1

A Wealth of Knowledge A Knowledge of Wealth

VAN KAMPEN AMERICAN CAPITAL

One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056

Please retain this Prospectus for future reference.





     This Amendment of Registration Statement comprises the following papers and documents:


     The facing sheet
     The Cross-Reference Sheet
     The Prospectus
     The signatures
     The consents of independent public accountants and legal counsel

The following exhibits:

1.1  Copy of Trust Agreement.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to the Federal income tax status of securities being registered.

3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

3.4 Opinion and consent of counsel as to certain United Kingdom Trust matters.

4.1  Consent of Interactive Data Corporation.

4.2  Consent of Independent Certified Public Acountants.

4.3  Financial Data Schedules.

                               Signatures

     The Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 28, hereby identifies Van Kampen American Capital Equity Opportunity Trust, Series 13 and Series 14 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen American Capital Equity Opportunity Trust, Series 28 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 8th day of March, 1996.
                                    Van Kampen American Capital Equity
                                        Opportunity Trust, Series 28

                                    By  Van Kampen American Capital
                                         Distributors, Inc.


                                    By  Sandra A. Waterworth
                                          Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated and on March 8, 1996.

  Signature              Title

Don G. Powell        Chairman and Chief Executive  )
                      Officer                      )

William R. Rybak     Senior Vice President and     )
                      Chief Financial Officer      )

Ronald A. Nyberg     Director                      )

William R. Molinari  Director                      )

                                                 Sandra A. Waterworth
                                                      (Attorney-in-fact*)

*An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trtust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on Form S-6 of Insured Municipals Income trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.